As filed with the Securities and Exchange Commission on September 28, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

OmniComm Systems, Inc.
(Exact name of registrant as specified in its charter)

Delaware	11-3349762
(State or other jurisdiction of incorporation or organization)	(I. R. S. Employer Identification No.)

2101 W. Commercial Blvd. Suite 3500, Ft. Lauderdale, FL	33309
(Address of Principal Executive Offices)	(Zip Code)

2009 Equity Incentive Plan
(Full title of the plan)

Dr. Ronald T. Linares Executive Vice President and Chief Financial Officer OmniComm Systems, Inc. 2101 W. Commercial Blvd. Suite 3500 Ft. Lauderdale, FL 33309
(Name and address of agent for service)

(954) 473-1254
(Telephone number, including area code, of agent for service)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	[ ]	Accelerated filer	[ ]
Non-accelerated filer	[ ]	Smaller reporting company	[√]

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common stock, par value $0.001 per share (1)(2)(3)	3,091,500	$0.15	$463,725	$53.14
Common stock, par value $0.001 per share (2)(4)	250,000	$0.045	$11,250	$1.29
Common stock, par value $0.001 per share (2)(5)	38,500	$0.10	$3,850	$0.44
Common stock, par value $0.001 per share (2)(6)	100,000	$0.12	$12,000	$1.38
Common stock, par value $0.001 per share (2)(7)	1,335,000	$0.13	$173,550	$19.89
Common stock, par value $0.001 per share (2)(8)	10,000	$0.15	$1,500	$0.17
Common stock, par value $0.001 per share (2)(9)	150,000	$0.18	$27,000	$3.09
Common stock, par value $0.001 per share (2)(10)	5,000	$0.19	$950	$0.11
Common stock, par value $0.001 per share (2)(11)	1,380,000	$0.20	$276,000	$31.63
Common stock, par value $0.001 per share (2)(12)	1,140,000	$0.25	$285,000	$32.66
Totals	7,500,000		$1,254,825	$143.80

(1)           Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933 based on the average of the bid and asked price of the common stock as reported on the OTC Bulletin Board on September 24, 2012.

(2)           To the extent permitted by Rule 416, this registration statement also covers such additional number of shares of common stock as may be issuable as a result of the anti-dilution provisions of the options granted under the 2009 Equity Incentive Plan in the event of stock splits, stock dividends or similar transactions.

(3)           Includes 3,091,500 shares underlying plan grants which may be made in the future.

(4)           Represents shares of common stock underlying outstanding options under the 2009 Equity Incentive Plan with an exercise price of $0.045 per share

(5)           Represents shares of common stock underlying outstanding options under the 2009 Equity Incentive Plan with an exercise price of $0.10 per share.

(6)           Represents shares of common stock underlying outstanding options under the 2009 Equity Incentive Plan with an exercise price of $0.12 per share.

(7)           Represents shares of common stock underlying outstanding options under the 2009 Equity Incentive Plan with an exercise price of $0.13 per share.

(8)           Represents shares of common stock underlying outstanding options under the 2009 Equity Incentive Plan with an exercise price of $0.15 per share.

(9)           Represents shares of common stock underlying outstanding options under the 2009 Equity Incentive Plan with an exercise price of $0.18 per share.

(10)          Represents shares of common stock underlying outstanding options under the 2009 Equity Incentive Plan with an exercise price of $0.19 per share.

(11)          Represents shares of common stock underlying outstanding options under the 2009 Equity Incentive Plan with an exercise price of $0.20 per share.

(12)          Represents shares of common stock underlying outstanding options under the 2009 Equity Incentive Plan with an exercise price of $0.25 per share.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

This registration statement relates to separate prospectuses.

Items 1 and 2 of this Part I, and the documents incorporated herein by reference pursuant to Item 3 of Part II of this Form S-8, constitute the first prospectus relating to issuances to our employees, directors, consultants and others of up to 7,500,000 shares of common stock pursuant to our 2009 Equity Incentive Plan (the “2009 Plan”).  Pursuant to the requirements of Form S-8 and Rule 428, we will deliver or cause to be delivered to plan participants any required information as specified by Rule 428(b)(1).  The second prospectus, referred to as the reoffer prospectus, relates to the reoffer or resale of any shares that are deemed to be control securities or restricted securities under the Securities Act of 1933, as amended.

PROSPECTUS

Item 1.                Plan Information.

We established the 2009 Equity Incentive Plan (“2009 Plan”) by unanimous written consent of our board of directors effective March 13, 2009.  Our shareholders approved the 2009 Plan on July 10, 2009.  No awards may be made under the 2009 Plan after March 13, 2019.  The 2009 Plan covers 7,500,000 shares of our common stock to permit us to offer to our employees, officers, directors and consultants whose past, present and/or potential contributions to our company have been, are or will be important to our success, an opportunity to acquire a proprietary interest in OmniComm Systems, Inc.  The issuance of grants under the 2009 Plan will be made to persons who are closely related to us and who provide bona fide services to us in connection with our business which are not in connection with the offer or sale of our securities in a capital raising transaction and do not directly or indirectly promote or maintain a market for our securities.  Grants of options or shares may be awarded under the 2009 Plan pursuant to individually negotiated compensation contracts or as determined and/or approved by our Board of Directors.  The eligible participants include our directors, officers, employees and non-employee consultants and advisors.  There is no limit as to the number of securities that may be awarded under the 2009 Plan to a single participant.

The 2009 Plan does not require restrictions on the transferability of securities issued thereunder.  However, such securities may be restricted as a condition to their issuance where the Board of Directors deems such restrictions appropriate.  The 2009 Plan is not subject to the Employee Retirement Income Securities Act of 1974.  Restricted shares awarded under the 2009 Plan are intended to be fully taxable to the recipient as earned income.

Item 2.                Registrant Information and Employee Plan Annual Information.

We will provide without charge, upon written or oral request, the documents incorporated by reference in Item 3 of Part II of this registration statement.  These documents are incorporated by reference in the Section 10(a) prospectus.  We will also provide without charge, upon written or oral request, all other documents required to be delivered to recipients pursuant to Rule 428(b).  Any and all such requests shall be directed to OmniComm Systems Inc. at our principal office at 2101 W. Commercial Blvd., Suite 3500, Ft. Lauderdale, Florida  33309, telephone number (954) 473-1254.

3

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED ON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No person has been authorized by us to give any information or to make any representation other than as contained in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by us.  Neither the delivery of this prospectus nor any distribution of the shares of common stock issuable under the terms of the 2009 Equity Incentive Plan shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof.

Our principal offices are located at. 2101 W. Commercial Blvd., Suite 3500, Ft. Lauderdale, Florida  33309, telephone number (954) 473-1254.  Our fiscal year end is December 31.  Information which appears on our web site at www.OmniComm Systems.com is not part of this prospectus.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH STATE.

4

REOFFER PROSPECTUS

OmniComm Systems Inc.

7,500,000 Shares of Common Stock

This prospectus forms a part of a registration statement, which registers an aggregate of 7,500,000 shares of common stock issued or issuable from time-to-time under the OmniComm Systems, Inc. 2009 Equity Incentive Plan (“2009 Plan”).

OmniComm Systems, Inc. is referred to in this prospectus as "OmniComm Systems,” the “Company,” “we,” “us” or “our.”  The shares covered by this prospectus are referred to as the “shares.”  Persons who are issued shares are sometimes referred to as the "selling security holders."

This prospectus covers the resale of 2,200,000 shares granted under the 2009 Plan by persons who are our "affiliates" within the meaning of federal securities laws.  Affiliated selling security holders may sell all or a portion of the shares from time to time in the over-the-counter market, in negotiated transactions, directly or through brokers or otherwise, and at market prices prevailing at the time of such sales or at negotiated prices, but which may not exceed 1% of our outstanding common stock.  Affiliated selling security holders using this prospectus for resale purposes may be identified in a prospectus supplement to be filed from time-to-time.

We will not receive any proceeds from sales of shares by selling security holders.

For a description of the plan of distribution of these shares, please see page 41 of this prospectus.

Our common stock is quoted on the OTC Bulletin Board under the symbol “OMCM”.  On September 24, 2012 the last sale price of our common stock was $0.15.

Investing in our common stock involves a high degree of risk.  See “Risk Factors” beginning on page 24 of this prospectus to read about the risks of investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is September 28, 2012.

AVAILABLE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, we file reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”).  Certain of our SEC filings are available over the Internet at the SEC's web site at http://www.sec.gov.  You may also read and copy any document we file with the SEC at its public reference facilities:

Public Reference Room Office
100 F Street, N.E.
Room 1580
Washington, D.C. 20549

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Callers in the United States can also call 1-202-551-8090 for further information on the operations of the public reference facilities.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents filed by us with the SEC are incorporated herein by reference and made a part hereof:

•           Annual Report on Form 10-K for the period ended December 31, 2011 as filed on March 22, 2012,
•           Current Report on Form 8-K as filed on March 26, 2012,
•           Quarterly Report on Form 10-Q for the period ended March 31, 2012 as filed on May 10, 2012,
•           Current Report on Form 8-K as filed on May 14, 2012,
•           Current Report on Form 8-K as filed on August 2, 2012
•           Quarterly Report on Form 10-Q for the period ended June 30, 2012 as filed on August 3, 2012, and
•           Amendment No. 1 to Quarterly Report on Form 10-Q/A for the period ended June 30, 2012 as filed on August 31, 2012.

In addition, all reports and documents filed by us pursuant to Sections 13, 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the respective date of filing of such documents.  Any statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement.  Any statement modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus.

We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of the prospectus has been delivered, on the written request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this prospectus, other than exhibits to such documents.  Written requests for such copies should be directed to Corporate Secretary, OmniComm Systems Inc., 2101 W. Commercial Blvd., Suite 3500, Ft. Lauderdale, FL 33309.

OUR COMPANY
Overview

OmniComm Systems, Inc. provides Web-based electronic data capture (“EDC”) and eClinical (“eClinical”) software and services that streamline the clinical research process. Our eClinical software and service offerings (“eClinical Products” or “eClinical Solutions”) include TrialMaster®, TrialOne® and eClinical Suite™.  Our eClinical Products are designed to allow clinical trial sponsors and investigative sites to easily and securely collect, validate, transmit, and analyze clinical study data.  Our eClinical Products are 21CFR Part 11 compliant solutions and are designed to offer clinical trial sponsors the ability to conduct clinical trials under multiple platforms, with significant flexibility, ease-of-use and with complete control over collected data.

Our eClinical Products offer significant business benefits to our customers and are designed to help clinical trial sponsors more efficiently conduct their clinical trials.  This efficiency can translate into more rapid initiation of data collection, less cost incurred in the data collection process and the ability to make more timely Go/No-Go decisions.   We also provide business process consulting services that focus on more effectively integrating EDC and the broader array of eClinical Solutions and processes into the clinical trial process.  Our goal is to provide our clients a data collection process that is streamlined, efficient and cost-effective.  We believe that our eClinical Solutions are significantly more efficient than the traditional paper collection methods employed by the clinical trial industry in the past.  TrialMaster has been designed to make the trial building process more efficient than the technologies deployed by our competitors.  We are in the process of integrating the TrialOne and the eClinical Suites with TrialMaster in order to provide an end-to-end eClinical solution for our clients.

The benefits of managing a clinical trial using our eClinical products include:

•
Real-Time Access to the Data.  Our eClinical products are designed to provide all interested parties with real-time access to study data over the Internet as it is generated. This allows for the monitoring of patient enrollments and study outcome related clinical trial metrics in a time-frame that allows study sponsors the ability to make effective study conduct related decisions.

•
Faster Study Completion: We believe our eClinical products and services save time at the back-end of a clinical trial by eliminating most of the time it takes for database "clean-up" when compared with studies completed by paper-based Case Report Forms (“CRF”s). This is done by eliminating most incorrect or incomplete entries at the time of entry.  This may be critical if there are any unanticipated future delays in either the commencement or conduct of the study.

•
Cost Savings: EDC involves fixed upfront system development costs.  The use of EDC can be even more cost effective when applied to multiple studies, which we believe is relatively easy to do in certain therapeutic areas, in which there are a few primary indications and the studies are relatively simple and similar in terms of the type of data captured.  A 2009 report by Contemporary Clinical Trials estimates that EDC users can expect a cost reduction of approximately 55% via the adoption of EDC when compared to traditional paper-based methods.

•
Improved quality and visibility of results. Our eClinical software applications allow users engaged in clinical trials to enhance the quality and completeness of their data earlier in the clinical trial process by providing real-time data cleansing and eliminating duplicative manual entry of data.  We believe decision making is enhanced through consistent access to reliable data, including allowing for adaptive trial design, the early identification and termination of unsuccessful trials and timely access to trial data that may identify significant safety concerns.

•
Comprehensive clinical development solution. We have designed our comprehensive solutions to provide support throughout the clinical development process, from providing consulting services in the protocol authoring process to preparing data for regulatory analysis and submission.  We provide third-party technology providers with access to our application programming interface, or API, and developer tools, which facilitates integration with complementary business systems.  Our eClinical Products can be integrated easily with auxiliary clinical and operational data systems, making it the core for a complete end-to-end solution.

According to a February 2012 study by PhRMA, developing a new medicine takes an average of 10 to 15 years.  The process begins with the identification of 5,000 to 10,000 potential compounds.  250 of these compounds will make it to the Preclinical stage after 3 to 6 years.  Then after 6 to 7 years of Phase 1, Phase 2 and Phase 3 Trials, each with potentially hundreds or thousands of volunteers, the FDA might grant approval to a single new drug.  All of the trials for the approved drug as well as the trials for all of the compounds that fell by the wayside during the research and development process require extensive data capture and tracking.  The effective use of EDC can help reduce the timeline to approval and help ensure data integrity.  The need for EDC does not end with FDA approval.  Post marketing surveillance and the related data capture goes on for years after the drug is approved and marketed.  According to a 2010 Applied Clinical Trials report the costs associated with drug development are increasing at an annual rate of 11.8% which can be compared with sales that are growing in the range of 4.5% to 5.5% globally, and 2% to 5% in the United States.  The report authors suggest that the use of electronic solutions, such as EDC, are essential for achieving the efficiencies needed to speed development and better align development costs with sales revenues.

Our Strategy

Our primary goal is to establish ourselves as a leading EDC and eClinical software and services provider by offering our customers the highest quality service with a differentiated, user-friendly product. Our eClinical Solutions are priced to provide a solid value, which we believe will stimulate customer demand.  In addition, we believe that through the natural evolution of our products and via the additional functionality we have added through our two fiscal 2009 acquisitions that we have increased the scope and quality of products and services we offer.  We maintain a continuous focus on cost-containment and operating efficiencies. We intend to follow a controlled growth plan designed to take advantage of our competitive strengths. Historically, our growth has occurred through a combination of continued high-quality service to our existing clients and by adding new clients, often served by higher-cost EDC competitors or less effective “home-grown” EDC systems.  During 2011 we continued to update our products and increase their functionality to offer new solutions to our clients’ challenges.

Our business strategy is based upon leveraging the experience of our operations, business development and marketing teams; on building programs and services around our learned best practices; and on building on our existing business model by expanding our relationships and resources.  Key facets of our strategy include:

•
Scope Expansion–We plan on expanding the scope of services and products offered within the eClinical product spectrum via organic product and service development, through strategic partnerships and relationships or through the selective use of acquisitions;

•
Customer Base Expansion–We will seek to expand the customer base for our existing set of eClinical Solutions and we will design complementary solutions that will allow us to expand the universe of clients that we service; and

•	Diversification–We will continue to diversify our revenue and customer base in order to avoid over-concentration of our business on any solution/product set or client-base.

We believe the following factors play a key role in the development of our strategic goals and in the implementation of the corresponding programs and services aimed at helping us achieve our strategic goals and operational objectives:

Expand our global customer base. We expect global EDC adoption to increase, resulting in significant growth in spending on EDC solutions.  We will continue to pursue new relationships with large global pharmaceutical and biotechnology companies by leveraging our support infrastructure, unique language translation capabilities and industry expertise.  In addition, we have marketing, sales and services resources dedicated to small- and middle-market life sciences companies, since we believe this market represents an under-penetrated opportunity for customer expansion.

Stimulate Demand by providing Clinical Trial Sponsors with High Value eClinical Services and Products.  Deploying eClinical services and products can be an expensive proposition.  Each trial is considered a stand-alone project and can incur data collection costs that are according to a Center Watch report approximately 8.5% of total drug development costs.  Our eClinical solutions have been designed to make the trial building process more efficient than the technologies deployed by our competitors and we have been able to provide pricing that is in many cases substantially lower than that of the competition.  We believe we provide a broad array of eClinical solutions, excellent customer service, including full project management and process improvement consulting - while maintaining significant gross margins.  The combination of our cost structure and use of technology allows us to compete both on quality and price.

Increase Sales to our Existing Customers. We intend to increase the share of eClinical spending we receive from our existing customers by continuing to increase the scope of services and eClinical Products we offer.  The two acquisitions completed in 2009 allowed us to add a dedicated Phase One solution, TrialOne, and a broad set of eClinical solutions including an enhanced reporting tool, a clinical trial management system (“CTMS”), a clinical data management system (“CDMS”) and a client portal that provides user dashboard functionality.  By offering end-to-end eClinical solutions to our customers we believe we afford them the opportunity to experience seamless integration of the services and software products needed to bring their therapies to market.  We believe a suite of integrated eClinical Products and Services will diminish the total cost of ownership; increase the efficiency of the solutions we provide ; and will allow us to capture revenues that are currently being spent with other eClinical solution providers.

Emphasize Low Operating Costs.  We are committed to keeping our operating and general and administrative costs low.  We have achieved our high gross margins primarily by designing a flexible, customizable EDC product that does not require numerous hours of configuration time.  We believe that we use advanced technologies and employ a well incentivized, productive and highly professional workforce.  We are continually focused on developing and implementing improvements that increase our efficiency and we believe that as we continue to integrate our three existing software platforms and services that we will enhance our ability to broaden our product line.  We have already derived benefit from economies of scale by leveraging our current infrastructure over an expanded operation.

Provide EDC Services to Small and Midsize Pharmaceutical, Bio-Technology and Medical Device Companies.  In considering new markets, we focus on service to markets that we believe are underserved.  In determining which markets to select, we have analyzed the size of our potential markets and concluded that providing service to small and mid-sized firms provides a substantial marketing opportunity.  These firms conduct many thousands of clinical trials annually.  Most do not have the technological or financial wherewithal to develop eClinical products such as eClinical Suite, TrialOne or TrialMaster and often prefer working with small companies themselves.  Yet, the advantages of eClinical services, such as quick trial deployment, cost-savings and more rapid Go/No-Go decisions are just as crucial to this size firm as to their Fortune 500 competitors.

Continue Expansion of Indirect Sales Through CRO Partnerships.  Penetrating the CRO market is an important component of our strategic plan.  CROs now employ more R&D personnel worldwide than the major pharmaceutical companies according to a February 2012 report by the Tufts Center for the Study of Drug Development.  By emphasizing CRO partnerships through our CRO Preferred Program™ we have been able to add a significant number of potential users for our products and services since outsourcing clinical trials in the US market is an established practice.  During 2012, the percentage of revenues from our CRO clients was approximately 21%.  During 2011, the percentage of revenues from our CRO clients totaled approximately 27%.  We initiated the marketing of our CRO Preferred Program in early 2007 and as of June 30, 2012 we had entered into approximately 50 CRO Partner relationships.  CRO partnerships allow us to leverage the selling and marketing capabilities of the CRO itself.  Because of our relatively small sales force and limited marketing resources, our CRO strategy has allowed us to augment our selling efforts in a cost-effective manner by forging long-term strategic relationships with our CRO partners and their existing client base.  Our CRO partners gain the ability to manage the EDC decision making process proactively and add an extension to their line of products.  The CRO Preferred Program offers fixed pricing and pay-as-you-go Hosted Services.

Develop New Consulting Services.  Organizations are continually seeking advice and assistance in the implementation of tools and processes to better manage their clinical business and meet regulatory requirements.  Our experience working with many different sizes and types of organizations allows us to assist organizations with business strategy, business requirements, and customer software and integration solutions, all using tools, methods, and operating processes required for regulated data and applications.

Increase Public Relations and Marketing Activities.  We believe that targeted marketing efforts using web advertising campaigns, social networking tools, and industry publications and presentations will raise awareness and significantly increase sales opportunities.

Differentiate Through Service.  We believe that a key to our initial and long-term success is that we offer customers a robust EDC product and a distinctive experience that includes highly efficient integration with data imports and exports, quick set-up times and a growing list of eClinical enhancements.  Based on customer feedback, we believe our service is an important reason why our customers choose us over other EDC providers.

Penetrate the Large Pharma Market. Historically, we have had difficulties penetrating this market due to the size and scope of our operations.  Our long-term success in the eClinical market is predicated on leveraging the R & D, clinical and G & A investments we have made over as large a group of clients and projects as possible.  It is typically more cost efficient, both to us and our clients, to deploy EDC and eClinical Solutions over a broader array of projects since EDC and eClinical solutions provide significant economies of scale from a human resources perspective when compared with traditional paper-based data collection methods.  The largest pharmaceutical companies have R & D budgets encompassing a significantly larger number of therapies and projects than others in the clinical trial space and are therefore in a position to spend more on EDC and eClinical Solutions.

Our Business Model

The scope of client clinical trial support service needs can vary from trial to trial.  Experience with EDC and other eClinical trial management solutions can also vary based on such factor as client size and sophistication.  Our approach to satisfying the diverse needs of our customers is a “crawl, walk, run” approach to Web-based EDC solutions.  We offer our eClinical Products under several business models including- ASP, Technology Transition, and Technology Transfer.

We offer a fully hosted ASP model designed to let the client bring study administration and set-up services in-house yet continue to host the solution with us, as well as a complete Technology Transfer model for clients that want to bring their eClinical technology solution in-house.  This methodology allows our customers to use our services at their own pace, given the logistics of their human resource, infrastructure and capital constraints.  This model allows us the flexibility to deliver eClinical solutions to a broader array of clinical trial sponsors.

Under our ASP and Technology Transition models, critical data is housed in Cincinnati Bell’s e-business center in Cincinnati, Ohio.  For Technology Transfer engagements, OmniComm provides an array of implementation services such as installation, configuration, training, and validation support to assist our customers during the migration of the eClinical software and services to client owned facilities.

ASP contracts provide for flexible pricing that is based on both the size and duration of the clinical trial.  Size parameters for ASP engagements include the number of case report forms (“CRF”) used to collect data and the number of sites utilizing our eClinical Products.  The client pays a trial setup fee based on the previously mentioned factors and then pays an on-going maintenance fee for the duration of the clinical trial that provides software updates, network and site support during the trial.  Generally, these contracts will range in duration from three months to five years.  Setup fees are generally earned prior to the inception of a trial; however, the revenues are recognized in accordance with SEC Staff Accounting Bulletin No. 104 “Revenue Recognition” codified within Accounting Standards Codification 605 – Revenue Recognition, which requires that the revenues be recognized ratably over the life of the contract.  The maintenance fee revenues are earned and recognized monthly.  Costs associated with contract revenues are recognized as incurred.  In the short-run this method of revenue recognition diminishes the revenues recognized on a periodic basis on our financial statements and obliges us to record a liability.  In the long-run, we believe this backlog of “unrecognized” revenue, which is recorded as deferred revenues on our balance sheet, will provide our customers and investors revenue visibility and provide meaningful information on the size and scope of our selling efforts.

Pricing for Technology Transition and Technology Transfer is based on the transfer of a license for one of our eClinical solutions either on a perpetual or term license basis.  Pricing for the license is determined by the number of named users of the licensee and the volume of CRF pages collected annually.  Under our Technology Transition model there is also an annual maintenance charge incurred for hosting and hosting related services.  As part of our licensing model we offer professional and consulting services.  The scope of services includes installation, implementation, validation and training services related to the purchase of an eClinical software application license.  In addition, our professional services team provides consulting services aimed at helping our clients adopt “best practices” related to eClinical use within their existing operations.  Professional and consulting services are generally offered on a time-and-materials basis.

Both the TrialOne software application and eClinical Suites have historically been, and are expected to be sold in the future, under Technology Transfer arrangements.  Technology Transfer and Technology Transition relationships afford our clients with the ability to license eClinical solutions on a more cost-effective basis.  However, these relationships are normally predicated on the client having the internal infrastructure needed to effectively deploy EDC and eClinical products and services.  Consequently, we have found and continue to expect the typical client that licenses our eClinical applications to be a mid-sized or larger CRO; biotechnology: orpharmaceutical client that is testing multiple therapies over a significant number of projects.

The advantage to us of having the licensing business model is that it allows us to significantly increase our installed base of EDC clients with a concomitant increase in revenues; however, we are able to make smaller investments in incremental cost of goods sold.  We expect our gross margins under licensing arrangements to exceed those we have historically experienced under our ASP model and are expected to be approximately 80% of revenues.

Our Software Products and Services

TrialMaster Solution for Electronic Data Capture

Our core product is TrialMaster, which allows organizations conducting clinical trials to collect and manage their clinical trial data over the World Wide Web. Users at investigative sites such as hospitals and doctor’s offices can enter data into electronic forms that represent the study protocol, and the data is immediately validated against a set of protocol-specific rules.  For example, a rule could check that a medication start date is earlier than the medication stop date, and prompt the user to correct this before proceeding.  Compared to paper studies such real-time feedback dramatically improves the initial data quality.  This in turn decreases the time it takes to analyze the study results, helping pharmaceutical and medical device companies bring their products to market sooner.

TrialMaster has a number of competitive strengths when compared to other EDC products.  A key differentiator is that the rule checks described above are implemented using JavaScript, giving a highly-responsive user experience.  For example, if a medication is marked as “continuing”, the stop date field can be immediately disabled, preventing inconsistent data from being entered.  Other products would allow inconsistent data to be entered and only catch the problem after the user saves the whole form, which is less friendly and considerably more time-consuming.  Additionally, TrialMaster has an intuitive user interface, easy navigation, and robust tools for monitoring and tracking the state of the data at any time.  Finally, TrialMaster has open Application Programming Interfaces (APIs) that allow other clinical trial applications to send and receive data over the web.  For example, laboratory data can be transmitted and loaded automatically, while an external project management system could inquire about how many patients were enrolled in a particular TrialMaster study and update a summary table accordingly.

TrialMaster has an integrated electronic learning system, a comprehensive set of standard reports and integrated ad-hoc reporting using a sophisticated business intelligence tool called LogiXML®.  TrialMaster allows the collected data to be extracted in a variety of standard formats, such as database tables, comma-delimited files, and SAS® datasets.  The latest release also allows the data to be extracted in an industry-standard format called SDTM (Study Data Tabulation Model), simply by defining mappings between the input and output data structures.  We believe this feature can save our customers considerable programming time.

TrialBuilder.  TrialBuilder is the tool our customers and professional services staff use to model a clinical study.  This includes the data collection forms, the data consistency rules and the visit schedule, as well as the workflow and security rules for accessing and managing the data.  TrialBuilder is a sophisticated multi-window application with a productive user interface and utilizing drag-and-drop functionality.  For example, to program the rule that a medication start date must be before the stop date, the user would simply drag the start and stop date fields into an expression window, and insert a “less than” sign between them.  Experience indicates that the TrialBuilder tool can be used to model a clinical study far more quickly than is possible with competitive products.  This means our customers can get their studies enrolling patients more rapidly, and at lower cost.

TrialMaster Archive.  TrialMaster Archive allows us to provide human and machine-readable copies of the data when a clinical study has completed.  The human-readable format consists of PDF files that represent the data exactly as it was displayed on the interactive web pages.  These are delivered to the client via CD in a read-only format, which affords our clients and the FDA the ability to review clinical trial data by: trial; site; patient; visit and by form.  The trial sponsor receives a CD with data for all sites, including final data exports in the formats their TrialMaster study used.  Each site is provided with a CD with just their site specific data.  The program is self-contained, so no software is needed to view the CD, there are no minimum system requirements and an Internet connection is not required.  The TrialMaster Archive also includes an optional Submission Module, which creates a casebook containing PDF formatted copies of all CRFs in FDA submission format.  This casebook is fully tabbed and bookmarked making it easy to find and view particular CRFs.

TrialMaster SafetyLink.  TrialMaster SafetyLink allows data about serious adverse events to be automatically collated and transmitted to an external safety reporting system.  When a serious and unexpected adverse event is recorded during a clinical trial, the sponsor has a maximum of 15 calendar days to report the incident to the regulatory authorities in each country where the trial is being conducted.  Historically, the practice has been for staff at the investigative site to fill in the adverse event information on a paper form, and fax this to the sponsor company conducting the trial.  With SafetyLink, this information can now be transmitted automatically from the data stored in TrialMaster.  This saves time and effort, not to mention improving patient safety by alerting the appropriate staff more quickly.

Hosting.  Substantially all of our customers use our hosting services for TrialMaster at our dedicated data center in Cincinnati, Ohio, which is designed specifically to optimize the delivery of our application services and to ensure the availability and security of our customers’ research data.  Our state of the art facility includes 24 by 7 staffing, enterprise class security, redundant power and cooling systems, large-scale data back-up capabilities and multiple Internet access points and providers.  In addition, we maintain back-up facilities and disaster recovery services out of a location in Fort Lauderdale, Florida.  We use Iron Mountain for offsite data storage.

Our hosting operations incorporate industry-standard hardware, databases and application servers in a flexible, scalable architecture.  Elements of our applications’ infrastructure can be replaced or added with minimal interruption in service in order to reduce the likelihood that the failure of any single device will cause a broad service outage.  We can scale to increasing numbers of customers by adding industry-standard computers and servers and have invested heavily in our data center operations to expand our storage capacity to meet increasing customer demands.  Our storage architecture helps to ensure the safe, secure archiving of customers’ data and to deliver the speed and performance required to enable customers to access and manage their clinical study data in real-time.

Support.  We have a multi-national organization to support our applications worldwide.  We also offer 24 by 7 support to our customers’ investigator sites through multi-lingual help desks located in our US offices and in Bonn, Germany.

Consulting and Professional Services

Our services include delivery of our hosted solutions and consulting services, customer support and training and the delivery of implementation services for Technology Transfer engagements, including installation, configuration, validation and training.  The primary consulting services we offer for both ASP and Technology Transfer engagements include:

▪
Project Management.  We assign a project manager to oversee every project and provide up-to-date communications on the status of the project.  We use a methodology called OmniAdvance, to ensure that all deliverables are standard and high quality.

▪
Clinical Services.  We have expertise in translating a clinical protocol into an electronic Case Report Form format.  We ensure that CRF design, Visit Schedule, Site and Patient Definitions, Edit Checks, Derivations, and Code Lists are all optimized to use industry best practices, and where applicable CDISC/CDASH standards.

▪
Training.  We provide extensive hands-on and eLearning-based EDC training classes.  Training classes can be conducted at a sponsor location, at an investigator meeting or at an investigator site and via Web-cast.

▪
Custom Configuration.  Our EDC and eClinical platforms are flexible and allow for major reconfiguration.  Each trial can be designed to suit specific client workflows and trial design.  Our eClinical includes a clinical trial management system (CTMS), Drug Supply, Safety and Randomization options that can simplify the trial management experience.

▪
System Integration.  We help our clients integrate our EDC solutions with existing systems or external systems (Patient Diaries, Medical Devices and Labs, etc.).  We analyze our client’s legacy systems and data management needs in order to decide how to most efficiently integrate EDC.

▪
SOPs and implementation assistance.  Our client services and support personnel can be engaged to write an implementation plan designed to effectively integrate with our EDC solutions.  We can also write standard operating procedures (“SOP”s) to help client staff clearly understand their roles in using TrialMaster to conduct trial activities.  We can also analyze and document business processes to determine where greater operating efficiency may be gained.

▪
Installation.  There are various architectures for deploying a secure EDC solution to remote investigator sites.  These services explore different security, performance and system management alternatives and help the client design and install an optimal solution to meet their unique needs.

▪	Validation. We offer a test kit that includes test cases and documentation to validate the installation of our EDC applications against regulatory requirements.

TrialOne Phase I EDC Software
The Pharma and Biotech Industries are responding to growing pressure to reduce development time and increase the number of new medicines.  According to an Advanced Pharma Report, the number of total compounds in active clinical trials has increased from 3,987 in 2004 to 5,605 in 2009.  At the same time the total procedures per protocol has increased from an average of 105.9 during the 4 year period prior to 2004 to an average of 158.1 post 2004.  The majority of EDC vendors cannot support the unique way Phase I trials are conducted.  Often clinical trial sponsors will conduct numerous small studies that require frequent last minute changes.  Those changes can be both time consuming and costly to implement.  Typically, this has caused pharmaceutical companies to continue using traditional paper-based data collection methods.  Typically Phase I trials are conducted on small subject populations and often only at one site.  Studies can be broken down into multiple cohorts where the majority of data is collected in the first 48 hours.

TrialOne has been designed for real-time source-based data collection.  Where this is not possible, data is collected through customizable data collection forms that are designed to match the source paper collection forms in order to reduce the errors inherent to data entry.

We believe TrialOne can help dramatically reduce queries through the use of real time edit checks and direct data capture from source medical instrumentation (e.g., ECG, vital sign monitors).  The schedule-driven system, which is automated via the TrialOne application, assists investigators and their staff to collect accurate data at the point of patient collection reducing errors inherent with manual operations in a clinical trial.

TrialOne is a web-based application which provides secure real-time access to all study information, in particular trial sponsors and investigators are provided with information that allows for faster decision making.  Mid-study data provides trial sponsors with information useful in determining a drug’s safety and efficacy. More rapid access to clinical trial data will also allow trial sponsors to stop unsuccessful compounds sooner and to bring the successful therapies to market more quickly.

The key benefits of TrialOne for our customers include:

•	Faster data collection which leads to the ability to get to a quicker database lock allowing for a timelier analysis of study data;
•
An ability for clinical trial sponsors to reduce their total cost throughout the entire Phase I process by streamlining the patient recruitment process, improving error rates through the use of edit queries and through the effective use of integration with medical instrumentation;

•	Access to valid data earlier provides more visibility for “Go/No Go” decisions;
•	Increase trial subject safety-review data (e.g. vital sign trends) in real-time;
•	Trial sponsors can manage or run more studies with less human resources; and
•	The use of bar-coded samples reduces laboratory errors thereby increasing patient safety.

TrialOne Phase I Application Suite

TrialOne is a comprehensive software application suite that provides clinical trial site sponsors, study investigators and study monitors with several tools designed at making the overall Phase I operation more efficient.  Phase I studies are used to conduct the first tests of new drugs or medical devices in humans.  They are often held in dedicated Phase I clinics, where volunteers follow a strict timed schedule of dosing followed by measurements such as vital signs, electrocardiograms and repeated blood draws.  TrialOne is designed to manage the automation of Phase I clinics.  It allows the specification of the schedule and the corresponding dosing and required measurements, then supports the real-time collection of data according to that schedule.  Much of the data collection is automated via direct entry from instruments, such as barcode scanners that read barcodes on both the patients and the vials of blood being filled.  In short, TrialOne brings tried and tested production-line technology to the process of Phase I clinical trials.

The key components of the TrialOne application include:

Sample Tracking.  TrialOne allows customers to completely automate their site’s laboratory.  Samples can be tracked and batched while alarms and information can be configured specific to each sample.  Dispatch lists and labels are automatically produced for shipment of samples to the central laboratory.  Data is then received back electronically into the TrialOne database.

Subject Recruitment and Screening.  According to Kenneth Getz with the Tufts CSDD at least 90% of clinical trials are extended by at least 6 weeks due to the failing to enroll patients on schedule and only approximately one-third of the sites in multisite trials successfully enroll the requisite number of patients.  The TrialOne subject recruitment module provides essential functionality for automating the collection and tracking of information involved in finding, screening and scheduling subject candidates for an early phase study.  The use of TrialOne for subject recruitment allows customers to access a comprehensive volunteer record management system with ease and efficiency.  The customized database can be searched for volunteers based on specific demographics, medical history and concomitant medications.  Trial sponsors can define study-specific screening test panels and record volunteer screening test results.  Outbound communications can be managed allowing for the scheduling of calls, sending e-mail blasts, printing mailing labels or exporting flexible CSV files.

The process of screening and interviewing study volunteers can be a time-consuming and expensive proposition.  TrialOne provides staff with an easy-to-use, scripted interface for interviewing volunteers that allows staff to automatically evaluate study volunteers based on configurable inclusion and exclusion requirements.  Finally, the TrialOne recruitment module seamlessly integrates data with the TrialOne EDC solution when a volunteer is accepted into a study

Scheduler.  The scheduler module provides a mechanism for defining the study structure including a time and events schedule.  The module optimizes study build times using a wizard-driven design tool creating database efficiencies using object libraries and templates.   This can quickly produce clear, easy to use, schedule driven electronic case report forms suitable for complex and adaptive clinical trials including study alarms and real time validation criteria with edits.  Additionally, the Scheduler can define actions or events to be automatically offset relative to the study drug and rapidly address mid-study changes.

Web-based EDC.  The EDC module allows capture of real-time data for screening or study at data collection stations, bed-side or roaming.  The system allows for the collection of data online, over an intranet or internet using a desktop, notebook, or tablet PC.  Using a library of custom drivers the EDC module can collect vital signs or other biologic data directly from device and/or instrumentation (DDC).  As with later phase applications the system can clean data at the point of collection with real-time validation edit checks while enhancing protocol compliance via schedule-driven workflow.  Working with the Subject Recruitment and Screening module the system seamlessly maps data to the recruitment database for future criteria searches.  Automation and authentication checks are maintained using a full array of barcode and scanner support for all aspects of the clinic including subject ID’s, sample labeling and event tracking.

AdHoc Reporting.  An integrated Ad-Hoc reporting tool is available with wizard driven report generation with drill-down reports that include interactive charts and graphs.  The AdHoc module supports aggregate data and advanced calculations, an advanced and easy to use export feature, and distributable system reports by configurable schedules.  Data is protected by event configurable security and role-based security.  The AdHoc module allows for real-time data access to important trends such as vital signs and adverse events.

eClinical Suite
The eClinical Suite is comprised of a number of highly configurable modules that can be combined to provide the ideal solution for capturing and managing clinical trial data based on client needs.  The modules are:

•	eClinical Portal – the gateway to all functions, data and reports. It provides the means to create an environment specific to any Protocol and User needs.

•	eClinical Data Management – where protocols are defined using libraries of reusable standard objects (Code lists, Data Items, Data Modules, Pages, Edit Checks, etc.).

•
eClinical Data Capture – is the Electronic Data Capture (EDC) module used by Investigator Sites and client Personnel such as Data Managers, Statisticians, Safety, etc.  In this module data can be entered and reviewed; queries resolved, etc.  The interface is highly intuitive and easy to use thereby minimizing end-user training times.  High performance is maintained to keep page turn wait times to a minimum.

•	eClinical Study Conduct – proactively allows the clinical operations organization to manage the timelines, resources, budget, payments, clinical supplies, and key study milestones and metrics.

•
eClinical Adverse Event Reporting – based on industry standards for safety reporting, this module allows for the capture, review, reporting and global submission of both serious and non-serious adverse event cases.

•	eClinical Autoencoder – delivers both automated and manual coding of adverse event and drug medication terminology using standard and custom dictionaries and configurable coding algorithms.

The eClinical suite is a robust and proven platform with a loyal customer base.  There is some functional overlap with TrialMaster, in that both offer an EDC capability.  We continue to progressively integrate the features of the eClinical and TrialMaster tools and have offered those eClinical customers that solely use EDC the option to transition to TrialMaster.

To date, our software has been used to run over 3,000 clinical trials at approximately 40,000 clinical investigative sites worldwide.

Industry Background

The eClinical industry is poised for widespread adoption over the next few years in both the domestic and international clinical trial market.  Our research indicates that industry experts anticipate an enormous transition towards EDC in the next 5 years with estimates from firms such as William Blair and Company placing studies initiated using EDC use above 85% by the end of 2013.

Furthermore, we believe that industry and regulatory trends summarized below have led pharmaceutical, biotechnology and medical device companies to increase R & D for proprietary new drugs and medical devices.  We believe these trends have required companies to conduct increasingly complex clinical trials and develop multinational clinical trial capability, while seeking to control costs.  Concurrently, we believe demand for simplified integration and improved collaboration has driven EDC vendors to develop broader eClinical trial suites to give sponsors shorter, less costly trials and give investigators easier ways to execute and manage them.

Government Health Care Reform.  There has been significant pressure in the U.S. to enact health care reform.  During 2010 new legislation was enacted which is likely to alter the dynamic of how prescription drugs are reimbursed by both private insurers and government-sponsored agencies.  These pressures which may mandate significant cost containment measures including government sponsored health care and regulation over the cost of therapies may increase the pressure on drug and device manufacturers to expedite the approval of their products and services.

Generic Drug Effect.  Competition from generic drugs following patent expiration has resulted in increasing market pressure on profit margins.  A 2011 EvaluatePharma report estimated that medicines now generating approximately $133 billion in revenues will be subject to generic competition by 2016.  In 2011 Lipitor, the top selling pharmaceutical medicine in the world came off patent and is now competing with generic versions.  Over the next several years, more drugs will come off patent.  The major pharmaceutical companies will need to increase R&D in order to identify new drugs that can replace the revenue lost to generic versions of their previously protected drugs.

Increasingly Complex and Stringent Regulation.  Increasingly complex and stringent regulatory requirements have increased the volume and quality of data required for regulatory filings and escalated the demand for real-time, high-accuracy data collection and analysis during the drug development process.

Reducing Drug Development Time Requirements.  To reduce costs, maintain market share and speed revenue production, pharmaceutical, medical device and biotechnology companies face increasing pressure to bring new drugs to market in the shortest possible time.

New Drug Development Pressures.  To respond to the demand for products for an aging population and for the treatment of chronic disorders and life-threatening conditions, research and development expenditures have increased as a result of the constant pressure to develop and patent new therapies.

Expansion of Approved Treatment Indications.  There is substantial incentive on the part of the pharmaceutical and biotechnology drug and therapy owners to expand the scope of FDA approved treatment indications for their already approved therapies.  A significant benefit of developing new indications is the ability to extend patent protection for products already approved by the FDA.

These trends have created even greater competitive demands on the industry to bring products to market efficiently and quickly.

Market Opportunity

Clinical trials are a critical component in bringing a drug or medical device to market.  All prescription drug and medical device therapies must undergo extensive testing as part of the regulatory approval process.  We believe many clinical trials continue to be conducted in an antiquated manner and fail to optimize the resources available for a successful clinical trial.  We believe that our solutions significantly reduce costs, improve data quality and expedite results.  We believe the data integrity, system reliability, management control and auditable quality of our eClinical applications will aid clinical trial sponsors that want to improve clinical trial efficiencies, speed-up results and ensure regulatory compliance.

In order for a drug or medical device to be marketed in the United States, Europe or Japan, the drug or device must undergo extensive testing and regulatory review to determine that it is safe and effective.  The regulatory review process for new drugs and devices is time consuming and expensive.  For example, a new drug application (“NDA”) can take up to two years before the FDA approves it.  This is in addition to approximately five to nine years of studies required to provide the data to support the NDA.  The amount of money and time currently spent on clinical trials is enormous. The following points are illustrative of clinical trial industry dynamics:

•	Drug companies can lose as much as $35.6million in potential revenue for each day a trial is delayed on a blockbuster drug such as Lipitor®. Source: Pfizer, Inc. website.
•
Of 5,000 screened chemical compounds approximately 250 enter preclinical testing, 5 enter clinical testing and only one is approved by the FDA to be marketed to consumers.  Source: Congressional Research Service, Library of Congress.

•	According to a 2011Tufts Center for the Study of Drug Development report, the average drug approved for sale by the FDA costs over $1.3Billion to bring to market.

Included in the above cost analysis of bringing a new medicine to market are expenses of project failures and the impact that long development times have on investment costs.  The estimate also accounts for out-of-pocket discovery and preclinical development costs, post-approval marketing studies and the cost of capital.  Lengthening development times caused by complex disease targets and a more intensive regulatory process have more than tripled the cost of developing a drug over the past 15 years.  The estimates which were published as part of a 2010 Tufts University study cite that drug companies are under great pressure to reduce costs and to increase the pace of drug development.

We believe that success in the EDC market is predicated on several criteria.  As the industry grows and matures the ability of participants to fulfill the varied needs of clinical trial sponsors becomes more critical to achieving operational and financial success.  We believe these success criteria include:

•
Deployment options. Successful EDC vendors provide clinical trial sponsors flexibility in choosing whether to deploy EDC on an ASP, Technology Transfer or Technology Transition basis.  The ultimate criteria for selection of the type of technology delivery methodology are often predicated on the size of the clinical trial sponsor.  Since this will often determine first the financial resources available for the deployment of new technologies and second, will help determine the sophistication of the company’s technology infrastructure and therefor their ability to bring in-house their EDC operations.

•
Interoperability.  Most clinical trial sponsors have invested in other technology platforms to run their trials.  These include clinical data management systems, interactive voice response systems and Central Labs.  The ability for an eClinical solution to integrate with existing technology platforms is a key decision making factor.

•
Scalability.  The ability to scale the eClinical solutions to absorb additional projects seamlessly is important to trial sponsors.  Scalable solutions will retain their speed and performance metrics as projects and engagements increase in size.

•
Migration from hosted to technology transfer solutions.  When clinical trial sponsors decide to bring the eClinical services and solutions in-house it is vital that they do not experience a degradation of speed, performance or system reliability.

•
Flexibility.  The more robust eClinical systems will be designed to provide the ability to increase functionality and guarantee interoperability with other industry technology solutions.  As the industry and technology matures clinical trial sponsors will demand new functionality without loss of performance or reliability.

•	Vendor stability. eClinical vendors should be able to demonstrate a viable business model and financial structure that can sustain a long-term relationship with clinical trial sponsors.
•	Systematic adoption of best practices. eClinical vendors will be expected to assimilate best-practice workflows and process tools.
•
Professional services.  The adoption and implementation of eClinical solutions into a clinical trial environment requires significant financial, technical and human resource investment on the part of clinical trial sponsors.  A robust offering of professional services that fully integrate with the technological eClinical offerings will be considered an integral part of any eClinical purchase.

License Agreements

DataSci, LLC

On April 9, 2009, we entered into a Settlement and License Agreement with DataSci, LLC (“DataSci”) which relates to a lawsuit filed on June 18, 2008 in the United States District Court for the District of Maryland by DataSci against OmniComm alleging infringement of U.S. Patent No. 6,496,827 B2 entitled “Methods and Apparatus for the Centralized Collection and Validation of Geographically Distributed Clinical Study Data with Verification of Input Data to the Distributed System” (“Licensed Patent”) owned by DataSci.  Pursuant to the Settlement and License Agreement, the parties agreed to enter into a Stipulated Order of Dismissal of the lawsuit filed by DataSci and DataSci granted us a worldwide, non-exclusive non-transferable right and license under the Licensed Patent the subject of the claim and the right to sublicense TrialMaster on a Technology Transfer and Technology Transition basis.  The license expressly excludes the right to make, use, sell, import, market, distribute, oversee the operation of, or service systems covered by a claim (if any) of the Licensed Patent to the extent such systems are used for creating and managing source documentation and conducting remote data validation in clinical trial studies using a tablet PC with stylus, touch screen device, digitizing tablet, digitizer pen or similar mobile processing device (“Digitizing Device”), wherein the source documentation is electronic and is completed using a Digitizing Device.  Under the terms of the license, we are obligated to pay royalties quarterly for sales of Licensed Products, as defined therein, from January 1, 2009 until the expiration of the Licensed Patent.  We anticipate that the payments will approximate the annual minimum royalty payment(s) during any calendar year as follows:  2012 - until expiration of the Licensed Patent - $450,000 per year.  In addition to the cash consideration the Company has issued a warrant for 1,000,000 shares of our common stock with an exercise price of $.01 per share.  The warrant has been granted for past use of the Licensed Patent.  The warrant can be exercised by DataSci in month 24 or later or upon its sole discretion require the Company to pay $300,000 in cash in lieu of exercising the warrant.

On June 23, 2009, we entered into an agreement to acquire the EDC assets of eResearch Technology.  Concurrent with the consummation of that transaction we entered into the First Amendment to Settlement and Licensing Agreement with DataSci, LLC to provide for license payments of $300,000 to DataSci over the following three years for the EDC assets acquired in the agreement.

Alphadas Licensing Agreement

Effective September 30, 2010, the Company and Logos Holdings, Ltd. (“Holdings”) (a UK limited company) entered into an agreement delineating the ownership rights of the Alphadas EDC system owned by Logos Holdings and the Company’s TrialOne EDC system.  Pursuant to the agreement, the Company agreed to pay Logos Holdings a license fee of 15% on certain clients utilizing the Alphadas system that were being serviced by the Company beginning on August 3, 2009, the date of the Company’s acquisition of Logos Technologies.  The license limits the total license fee payable by the Company to Holdings to $200,000.  The license terminates upon the termination or expiration of any Alphadas contracts serviced by the Company.  The Company incurred $13,921 in license fees under this arrangement during 2011 and $0 during fiscal 2012.

Our Customers

We are committed to developing long-term, partnering relationships with our clients and adapting our products and services to meet the unique and challenging needs of their trials.  Our customers include leading pharmaceutical, biotechnology, medical device companies, academic institutions, clinical research organizations and other entities engaged in clinical trials.  As of June 30, 2012, we had approximately 100 customers, including 3 of the top 10 global pharmaceutical companies measured by revenue, the second largest medical device company and the second largest biotechnology company.  Our representative customers by sponsor type include:

Trial Sponsor	Sponsor Type
Boston Scientific	Medical Device
Hoffmann-LaRoche	Pharmaceutical (Phase I)
Gilead Sciences	Biopharmaceutical
Columbia University (InChoir)	Academic
Kendle International	Contract Research Organization
Johnson & Johnson	Pharmaceutical
Pfizer (Wyeth Consumer Healthcare)	Pharmaceutical

Sales and Marketing

We sell our products through a direct sales force and through our relationships with CROs.  Our marketing efforts to-date have focused on increasing market awareness of our firm and products.  These efforts have primarily been comprised of attendance and participation in industry conferences and seminars.  A primary focus of our future marketing efforts will be to continue increasing our market penetration and market awareness.  As of September 25, 2012 we had 13 employees in sales and marketing.

Our efforts during 2012 will include: increasing the number of sales personnel employed both in the U.S. and in Europe, which will include the expansion of our inside sales force; increasing our attendance and marketing efforts at industry conferences and increasing the number of Company sponsored events including webinars, symposiums and other marketing events.

Our marketing strategy is to generate qualified sales leads, enhance the global recognition of our brand and products and establish OmniComm as a provider of high value eClinical solutions. Our principal marketing initiatives target key executives and decision makers within our existing and prospective customer base.  We sponsor and participate in industry events including user conferences, trade shows and webinars.  During 2012 we expect to increase the number of articles authored by OmniComm employees and to increase our efforts at participating in cooperative marketing efforts with our CRO partners and other providers of complementary services or technology, including joint press announcements, joint trade show activities and joint seminars and webinars.

Clinical trial sponsors have historically outsourced their clinical research activities in an attempt to control costs and expand capacity.  Our CRO relationships help us position our software solutions as the core platform for their outsourced client trial management services.  Through our CRO Preferred Program, we partner with CROs to deliver our eClinical technologies along with the CRO’s project and data management expertise.  We also train, certify and support our CRO and other clinical services partners which enables them to quickly and cost-effectively implement our technology in sponsors’ studies.  A critical aspect of the program is our ability to deliver our eClinical solutions on a fixed cost basis to our partners.  Because of the economics intrinsic to the CRO industry a fixed cost solution affords the partner a stronger ability to manage their costs and deliver cost-effective solutions to their clinical trial sponsor clients.

We have been able to obtain valuable insight into our customers’ needs through the following customer specific initiatives:

User Group Meeting:  In 2011, we successfully hosted our first annual Users Group Meeting.  The feedback from the customers in attendance resulted in several product enhancements that are in process of being implemented.  We will continue to host this forum every year and look forward to fostering a more collaborative relationship with our customers through this annual event.

eClinical webinar:  We host periodic web-based seminars for current and prospective customers, which are typically focused on our products or current developments in the eClinical industry.

Online Customer Forum:  OmniComm has created an online blog via LinkedIn that allows us to have constant communication with our customers.  This interactive forum allows us to post questions, solicit feedback, and share information with our customers on a daily basis.  It also allows our customers to share their opinions with us and other customers as well.  This feedback is invaluable to OmniComm as we strive to produce cutting-edge technology to keep pace with our customers’ needs.

Research and Development

Our ability to compete within the EDC industry is predicated on our ability to continue enhancing and broadening the scope of solutions offered through our eClinical solutions.  Our R & D efforts are focused on developing new, complementary software solutions, as well as enhancing our existing software solutions through the addition of increased functionality.  Our development of TrialMaster and its subsequent improvements and refinements have been handled by our in-house staff of developers.  In the past, our philosophy towards software development has been to design and implement all of our solutions through in-house development.  As of September 25, 2012 we had approximately 26 employees involved in our research and development efforts.

We currently partner with several eClinical applications in an effort to expand the scope of products and services we offer our customers.  In the past, integrating these platforms has required R & D time, effort and expenditures.  We anticipate expending R & D funds on these efforts as we expand these relationships to include more formalized relationships which could include revenue sharing or private label arrangements.

We expect our R & D efforts over the next two to three years to be aimed at first, effectively integrating the broad array of functionality that exists in our current product base (TrialMaster, TrialOne and eClinical Suite), and second, broadening the scope of  our eClinical functionality and services by selectively developing or acquiring new complementary products and services.  These efforts may include select strategic alliances with software and service partners possessing clinical trial industry experience.

When developing our technical solutions to manage clinical data, industry regulatory requirements also dictate that substantial documentation be created to demonstrate the integrity of the solution, known in the industry as a validation package.  Our software development lifecycle practices include streamlined methodologies for generating and maintaining validation packages during the software release process.  These methodologies include a validated path for upgrading existing installations and data.  We currently release major updates to our software applications approximately twice per year.  We believe that the completeness of our validation packages provide our customers with an ability to stay on current technology, allowing us to minimize the number of legacy releases that require maintenance and support.

Our research and development department includes a product management team that works with both internal and customer experts to create new features and functionality, a technical documentation team, as well as product engineering and software quality assurance functions.  We also have a dedicated research and development team building integration software and APIs on top of our platform.  Through June 30, 2012 we have spent $1,224,769 on R & D activities.  During fiscal 2011, we spent approximately $2,479,000 on R & D activities, the majority of which represented the salaries of our programmers and developers.  In fiscal 2010 we spent approximately $3,304,000 on R & D activities, the majority of which represents salaries to our programmers and developers.

Intellectual Property

Our success and ability to compete are dependent on our efforts to develop and maintain the proprietary aspects of our technology.  We rely upon a combination of trademark, trade secret, copyright and unfair competition laws, as well as license agreements and other contractual provisions, to protect our intellectual property and other proprietary rights.  In addition, we attempt to protect our intellectual property and proprietary information by requiring our employees and consultants to enter into confidentiality, non-competition and assignment of inventions agreements.  We have registered trademarks and service marks in the United States and abroad, and have filed applications for the registration of additional trademarks and service marks.  Our principal trademarks are “OmniComm Systems,” “TrialMaster,” “TrialBuilder,” “TrialExplorer” and “TrialOne”.  These legal protections afford only limited protection for our technology.  Our agreements with employees, consultants and others who participate in development activities could be breached.  However, due to rapid technological change, we believe that factors such as the technological and creative skills of our personnel, new product and service developments and enhancements to existing products and services are more important than the various legal protections of our technology to establish and maintain a technology leadership position.

We currently hold several domain names, including the domain names “omnicomm.com” and “trialmaster.com”.  Additionally, legislative proposals have been made by the U.S. federal government that would afford broad protection to owners of databases of information.  The protection of databases already exists in the European Union.  The adoption of legislation protecting database owners could have a material adverse effect on our business, requiring us to develop additional, complex data protection features for our software products.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our software solutions or to obtain and use information that we regard as proprietary.  The laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States.  Litigation may be necessary in the future to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others.  Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results or financial condition.  There can be no assurance that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology.  Any failure to meaningfully protect our intellectual property and other proprietary rights could have a material adverse effect on our business, operating results or financial condition.

In addition, since the software and Internet-based industries are characterized by the existence of a large number of patents, trademarks and copyrights it also involves frequent litigation based on allegations of infringement or other violations of intellectual property rights.  We, and other companies in our industry, have entered into a settlement and obtained a license from a patent holder to license third-party technology and other intellectual property rights that are incorporated into some elements of our services and solutions.  Our technologies may not be able to withstand third-party claims or rights against their use.  Any intellectual property claims against us, with or without merit, could be time-consuming and expensive to litigate or settle, could divert management attention from executing our business plan or require us to enter into royalty or licensing agreements with third parties.  Such royalty or licensing agreements, if required, might not be available on terms acceptable to us or at all, which could have a material adverse effect upon our business and financial position.  There is no assurance that we will not become subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps.  An adverse determination on such a claim would increase our costs and could also prevent us from offering our technologies and services to others.

We have licensed in the past, and expect that we may license in the future, certain of our proprietary rights, such as trademarks, technology or copyrighted material, to third parties.  We generally provide in our customer agreements that we will indemnify our customers against third-party infringement claims relating to our technology provided to the customer.

Competition

The market for electronic data collection, data management and adverse event reporting systems is highly competitive, rapidly evolving, fragmented and is subject to changing technology, shifting customer needs and frequent introductions of new products and services.  We compete with systems and paper-based processes utilized by existing or prospective customers, as well as other commercial vendors of EDC and eClinical applications, clinical data management systems and adverse event reporting software, including:

•	systems developed internally by existing or prospective customers;
•
vendors of EDC, eClinical,  clinical trial management systems and adverse event reporting product suites, including Oracle Clinical and PhaseForward, Inc., business units of Oracle Corporation and Medidata Solutions;

•	vendors of stand-alone EDC, data management and adverse event reporting products; and
•	CROs with internally developed EDC, clinical data management systems or adverse event reporting systems.

Our ability to remain competitive will depend to a great extent upon our ongoing performance in the areas of product development, customer support and service delivery.  We believe that the principal competitive factors in our market include the following:

•	product functionality and breadth of integration among the EDC, eClinical, clinical trial management systems and adverse event reporting solutions;
•	reputation and financial stability of the vendor;
•	low total cost of ownership and demonstrable benefits for customers;
•	depth of expertise and quality of consulting and training services;
•	performance, security, scalability, flexibility and reliability of the solutions;
•	speed and ease of implementation and integration; and
•	sales and marketing capabilities and the quality of customer support.

We believe that our technical expertise, the knowledge and experience of our principals in the industry, quality of service, responsiveness to client needs and speed in delivering solutions will allow us to compete favorably within this market.  Many of our competitors and potential competitors have greater name recognition, longer operating histories and significantly greater resources.  There can be no assurance that our current or prospective competitors will not offer or develop products or services that are superior to, or that achieve greater market acceptance than, our products and services.

Government Regulation

The conduct of clinical trials is subject to regulation and regulatory guidance associated with the approval of new drugs, biological products and medical devices imposed upon the clinical trial process by the U.S. federal government and related regulatory authorities such as the U.S. Food and Drug Administration, or FDA, and by foreign governments.  Use of our software products, services and hosted solutions by entities engaged in clinical trials must be done in a manner that is compliant with these regulations and regulatory guidance.  Failure to do so could have an adverse impact on a clinical trial sponsor’s ability to obtain regulatory approval of new drugs, biological products or medical devices.  If our product and service offerings fail to allow our customers and potential customers to operate in a manner that is compliant with applicable regulations and regulatory guidance, clinical trial sponsors and other entities conducting clinical research may be unwilling to use our software products, services and hosted solutions.  Accordingly, we design our product and service offerings to allow our customers and potential customers to operate in a manner that is compliant with applicable regulations and regulatory guidance.  We also expend considerable time and effort monitoring regulatory developments that could impact the use of our products and services by our customers and use this information in designing or modifying our product and service offerings.

The following is an overview of some of the regulations that our customers and potential customers are required to comply with in the conduct of clinical trials.

The clinical testing of drugs, biologics and medical devices is subject to regulation by the FDA and other governmental authorities worldwide.  The use of software during the clinical trial process must adhere to the regulations and regulatory guidance known as Good Clinical Practices, other various codified FDA regulations, the Consolidated Guidance for Industry from the International Conference on Harmonization regarding Good Clinical Practice for Europe, Japan and the United States and other guidance documents.  Our products, services and hosted solutions are developed using our domain expertise and are designed to allow compliance with applicable rules or regulations.

In addition to the aforementioned regulations and regulatory guidance, the FDA has developed regulations and regulatory guidance concerning electronic records and electronic signatures.  The regulations, codified as 21 CFR Part 11, are interpreted for clinical trials in a guidance document titled Computerized Systems Used in Clinical Trials.  This regulatory guidance stipulates that computerized systems used to capture or manage clinical trial data must meet certain standards for attributability, accuracy, retrievability, traceability, inspectability, validity, security and dependability.  Other guidance documents have been issued that also help in the interpretation of 21 CFR Part 11.

Regulation of the use and disclosure of personal medical information is complex and growing.  Federal legislation in the United States, known as the Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes a number of requirements on the use and disclosure of “protected health information” which is individually identifiable, including standards for the use and disclosure by the health care facilities and providers who are involved in clinical trials.  HIPAA also imposes on these healthcare facilities and providers standards to assure the confidentiality of health information stored or processed electronically, including a series of administrative, technical and physical security procedures.  This may affect us in several ways.  Many users of our products and services are directly regulated under HIPAA and, to the extent our products cannot be utilized in a manner that is consistent with the users’ HIPAA compliance requirements, our products will likely not be selected.  In addition, we may be directly affected by HIPAA and similar state privacy laws.  Under HIPAA, to the extent we perform functions or activities on behalf of customers that are directly regulated by such medical privacy laws, such customers may be required to obtain satisfactory assurance, in the form of a written agreement, that we will comply with a number of the same HIPAA requirements.

Business Segments and Geographic Information

We view our operations and manage our business as one operating segment.  Our revenues prior to 2009 had been generated almost exclusively from U.S. based clients.  Both of our 2009 acquisitions allowed us to increase the number of clients we service in the European market.  TrialMaster has been deployed in clinical trials conducted both domestically in the U.S. and internationally in Europe, Asia, Africa and Australia.  We began operations in Europe through our wholly owned subsidiary OmniComm Europe BV which has ceased operations.  During 2007, we expanded our European operations by creating a subsidiary in Germany, OmniComm Europe, GmbH and merged the operations of OmniComm Europe BV into that unit.  Our European subsidiary, OmniComm Europe, GmbH, operates out of an office in Bonn, Germany.  We currently employ 14 FTEs in that office spanning all areas of our operation including study development, project management, quality assurance and clinical support and services.  Our European sales and business development efforts are managed out of this location as well.

In August 2009 we acquired the EDC assets of Logos Technologies Ltd. out of administration (similar to a U.S. Chapter 11 bankruptcy proceeding) in the U.K.  As part of that transaction we opened an R & D office for our newly acquired phase one product, TrialOne.  We currently employ six software developers and engineers out of that office.

During 2009 we also completed the acquisition of the EDC assets of eResearch Technology.  One of the results of our two acquisitions was to increase the number of clients serviced in the European market to approximately 23 clients.  We expect the percentage of revenues generated from our European operations to continue to increase.  Through June 30, 2012 approximately 10% of total revenues for fiscal 2012 were generated from European clients.  In 2011 approximately 17% of total revenues was generated in the European market.

Background and History

OmniComm Systems, Inc. was originally organized as Coral Development Corp., under the laws of the State of Delaware, on November 19, 1996, by Modern Technology Corp. (“Modern”).  Modern originally completed a “blind pool/blank check” offer pursuant to Rule 419 by having Modern distribute Coral Development shares as a dividend to Modern shareholders.  On February 17, 1999, OmniComm Systems, Inc., a company organized under the laws of the State of Florida as the Premisys Group, Inc. on March 4, 1997, merged with Coral Development.  Coral Development was the surviving entity post-merger.  The merged entity changed its name to OmniComm Systems, Inc.

Employees

We currently have 94 full time employees of which four are executives, five are administrative, 26 are programmers, engineers or technology specialists, 40 work in clinical operations, three are technology and systems managers and 13 are in sales and marketing.  We employ 54 employees out of our headquarters in Fort Lauderdale, Florida, nine employees out of a regional operating office in Monmouth Junction, New Jersey and eleven field sales and marketing employees located in California, Missouri, Massachusetts, New York, Illinois, Tennessee, Pennsylvania, New Jersey, and North Carolina.  Our wholly-owned subsidiary, OmniComm Europe, GmbH, employs approximately 14 FTEs in Bonn, Germany.  Our wholly-owned subsidiary, OmniComm Ltd., employs six employees in Lymington, England.  We believe that relations with our employees are good.  None of our employees is represented by a collective bargaining agreement.

RISK FACTORS

An investment in our common stock involves a significant degree of risk.  You should not invest in our common stock unless you can afford to lose your entire investment.  You should consider carefully the following risk factors and other information in this prospectus before deciding to invest in our common stock.

WE HAVE A HISTORY OF LOSSES AND ANTICIPATE FUTURE LOSSES. WE MAY NEVER ACHIEVE OR MAINTAIN PROFITABILITY.

We incurred net losses attributable to common stockholders of $3,728,830 and $3,335,869 in fiscal 2011 and 2010, respectively.  At June 30, 2012, we incurred new losses attributable to common stockholders of $1,952,768.  At December 31, 2011, we had an accumulated deficit of approximately $62,525,605 and a working capital deficit of approximately $6,676,475.  At June 30, 2012, we had an accumulated deficit of approximately $64,352,834 and a working capital deficit of approximately $9,275,905. We expect net losses and negative cash flow for the foreseeable future until such time as we can generate sufficient revenues to achieve profitability.  We expect our operating cash flows to improve for the remainder of fiscal 2012, but we have little control over the timing of contracted projects.  We expect our client and contract base to expand and diversify to the point where it meets our on-going operating needs, but this may not happen in the short-term or at all.  While we expect to achieve additional revenue through the growth of our business, we cannot assure you that we will generate sufficient revenue to fund our expenses and achieve and maintain profitability in any period.

OUR ABILITY TO CONDUCT OUR BUSINESS WOULD BE MATERIALLY AFFECTED IF WE WERE UNABLE TO PAY OUR OUTSTANDING INDEBTEDNESS.

At June 30, 2012, we had outstanding borrowings of approximately $14,803,665 of which:

•	approximately $75,000, at 10% interest, was due June 2004. We are in default in the payment of principal and interest;
•	approximately $45,000 at 12% is due in October 2012;
•	approximately $20,000 at 12% is due in December 2012;
•	approximately $431,986 at 10% is due in January 2013;
•	approximately $1,200,000 at 12% interest is due in March 2013;
•	approximately $157,500 at 12% interest, is due in April 2013;
•	approximately $1,920,000 at 10% interest is due in August 2013;
•	approximately $1,490,000 at 12% interest is due in October 2013;
•	approximately $4,980,000 at 12% interest is due in December 2013;
•	approximately $17,500 at 12% interest is due in January 2014;
•	approximately $2,866,879 at 12% interest is due in April 2014, and
•	approximately $1,600,000 at 12% is due in January 2015.

No assurance can be given that the holders of the $75,000 in principal amount 10% Convertible Notes will not seek immediate collection of the amounts due and owing.  Further, no assurance can be given that faced with future principal repayment and interest obligations, our cash flow from operations or external financing will be available or sufficient to enable us to meet our financial obligations.  If we are unable to meet our financial obligations, the lenders could obtain a judgment against us in the amount of the notes and foreclose on our assets.  Such foreclosure would materially and adversely affect our ability to conduct our business.

WE HAVE HISTORICALLY NEEDED AND POTENTIALLY WILL LIKELY NEED ADDITIONAL FINANCING, THE TERMS OF WHICH MAY BE UNFAVORABLE TO OUR THEN EXISTING STOCKHOLDERS.

During the years ended December 31, 2011 and 2010 we were required to raise working capital to meet operating expenses in the amount of approximately $1,033,000 and $3,477,500.  Our plan of operations going forward may require us to raise additional working capital if our revenue projections are not realized, and even if our projections are realized, we may need to raise additional financing to meet our ongoing obligations.  In addition, we may also need to raise additional funds to meet known needs or to respond to future business contingencies, which may include the need to:

•	fund more rapid expansion;
•	fund additional capital or marketing expenditures;
•	develop new or enhanced features, services and products;
•	enhance our operating infrastructure;
•	respond to competitive pressures; or
•	acquire complementary businesses or necessary technologies.

If we raise additional capital through the issuance of debt, this will result in increased interest expenses.  If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced, and these newly-issued securities may have rights, preferences or privileges senior to those of existing stockholders or debt holders.  We cannot assure you that additional financing will be available on terms favorable to us, or at all.  If adequate funds are not available or are not available on acceptable terms, our ability to fund our operations, repay our outstanding debt obligations and remain in business may be significantly limited.

IF WE ARE NOT ABLE TO RELIABLY MEET OUR DATA STORAGE AND MANAGEMENT REQUIREMENTS, OR IF WE EXPERIENCE ANY FAILURE OR INTERRUPTION IN THE DELIVERY OF OUR SERVICES OVER THE INTERNET, CUSTOMER SATISFACTION AND OUR REPUTATION COULD BE HARMED AND CUSTOMER CONTRACTS MAY BE TERMINATED.

As part of our current business model, we store and manage in excess of ten terabytes of data for our customers, resulting in substantial information technology infrastructure and ongoing technological challenges, which we expect to continue to increase over time.  If we do not reliably meet these data storage and management requirements, or if we experience any failure or interruption in the delivery of our services over the Internet, customer satisfaction and our reputation could be harmed and this could lead to reduced revenues and increased expenses.  Our hosting services are subject to service level agreements and, in the event that we fail to meet guaranteed service or performance levels, we could be subject to customer credits or termination of these customer contracts.  If the cost of meeting these data storage and management requirements increases, our results of operations could be harmed.

A SYSTEM FAILURE COULD RESULT IN SIGNIFICANTLY REDUCED REVENUES.

Any system failure, including network, software or hardware failure that causes an interruption in our service could affect the performance of our software and result in reduced revenues.  The servers that host our software are backed-up by remote servers, but we cannot be certain that the back-up servers will not fail or cause an interruption in our service.  Clinical trial data could also be affected by computer viruses, electronic break-ins or other similar disruptions.  Our users will depend on Internet service providers, online service providers and other web site operators for access to our products.  Each of these providers may have experienced significant outages in the past and could experience outages, delays and other difficulties due to system failures unrelated to our systems.  Further, our systems are vulnerable to damage or interruption from fire, flood, power loss, telecommunications and/or power failure, break-ins, hurricanes, earthquake and similar events.  Regionalized power loss caused by hurricanes or other storms if occurring over a long period of time could adversely impact our ability to service our clients.   Our insurance policies have low coverage limits and may not adequately compensate us for any such losses that may occur due to interruptions in our service.

OUR REVENUES DERIVED FROM INTERNATIONAL OPERATIONS ARE SUBJECT TO RISK, INCLUDING RISKS RELATING TO UNFAVORABLE ECONOMIC, POLITICAL, LEGAL, REGULATORY, TAX, LABOR AND TRADE CONDITIONS IN THE FOREIGN COUNTRIES IN WHICH WE OPERATE, THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS.

During fiscal 2010 international customers began to account for a substantial percentage of our revenues.  International operations are subject to inherent risks. These risks include:
•	the economic conditions in these various foreign countries and their trading partners, including conditions resulting from disruptions in the world credit and equity markets;
•	political instability;
•	greater difficulty in accounts receivable collection and enforcement of agreements and longer payment cycles;
•	compliance with foreign laws;
•	changes in regulatory requirements;
•	fewer legal protections for intellectual property and contract rights;
•	tariffs or other trade barriers;
•	staffing and managing foreign operations;
•	exposure to currency exchange and interest rate fluctuations;
•	potentially adverse tax consequences; and
•	recently proposed changes to taxation of offshore earnings.

EXTENSIVE GOVERNMENTAL REGULATION OF THE CLINICAL TRIAL PROCESS AND OUR PRODUCTS AND SERVICES COULD REQUIRE SIGNIFICANT COMPLIANCE COSTS AND HAVE A MATERIAL ADVERSE EFFECT ON THE DEMAND FOR OUR SOLUTIONS.

The clinical trial process is subject to extensive and strict regulation by the U.S. Food and Drug Administration and other regulatory authorities worldwide.  Our software products, services and hosted solutions are also subject to state, federal and foreign regulations.  Demand for our solutions is largely a function of such government regulation, which is generally increasing at the state and federal levels in the United States and elsewhere, and subject to change at any time.  Changes in the level of regulation, including a relaxation in regulatory requirements or the introduction of simplified drug approval procedures, could have a material adverse effect on the demand for our solutions.  For example, proposals to place caps on drug prices could limit the profitability of existing or planned drug development programs, making investment in new drugs and therapies less attractive to pharmaceutical companies.  Similarly, the requirements in the United States, the European Union and elsewhere to create a detailed registry of all clinical trials could have an impact on customers’ willingness to perform certain clinical studies.  Likewise, a proposal for government-funded universal health care could subject expenditures for health care to governmental budget constraints and limits on spending.  In addition, the uncertainty surrounding the possible adoption and impact on health care of any Good Clinical Practice reforms could cause our customers to delay planned research and development until some of these uncertainties are resolved.  Until the new legislative agenda is finalized and enacted, it is not possible to determine the impact of any such changes.

Modifying our software products and services to comply with changes in regulations or regulatory guidance could require us to incur substantial costs.  Further, changing regulatory requirements may render our solutions obsolete or make new products or services more costly or time consuming than we currently anticipate.  Failure by us, our customers, or our competitors to comply with applicable regulations could result in increased regulatory scrutiny and enforcement.  If our solutions fail to comply with government regulations or guidelines, we could incur significant liability or be forced to cease offering our applicable products or services.  If our solutions fail to allow our customers to comply with applicable regulations or guidelines, customers may be unwilling to use our solutions and any such non-compliance could result in the termination of or additional costs arising from contracts with our customers.

IF OUR LICENSE TO USE THIRD-PARTY TECHNOLOGIES IN OUR PRODUCTS IS TERMINATED, WE MAY BE UNABLE TO DEVELOP, MARKET OR SELL OUR PRODUCTS.

We are dependent on a license agreement relating to our current and possibly proposed products that give us rights under intellectual property rights of a third party.  This agreement can be terminated on short notice by the licensor if we default on our obligations under the license and fail to cure such default after notice is provided.  The license imposes commercialization, certain sublicensing, royalty, insurance and other obligations on us.  Our failure, or any third party's failure, to comply with the terms of this license could result in our losing our rights to the license, which could result in our being unable to develop or sell our products.

WE DEPEND PRIMARILY ON THE PHARMACEUTICAL, BIOTECHNOLOGY AND MEDICAL DEVICE INDUSTRIES ANDARE THEREFORE SUBJECT TO RISKS RELATING TO CHANGES IN THESE INDUSTRIES.

Our business depends on the clinical trials conducted or sponsored by pharmaceutical, biotechnology and medical device companies and other entities conducting clinical research. General economic downturns, increased consolidation or decreased competition in the industries in which these companies operate could result in fewer products under development or decreased pressure to accelerate product approval which, in turn, could materially adversely impact our revenues.  Our operating results may also be adversely impacted by other developments that affect these industries generally, including:

•	the introduction or adoption of new technologies or products;
•	changes in third-party reimbursement practices;
•	changes in government regulation or governmental price controls;
•	changes in medical practices;
•	the assertion of product liability claims; and
•	changes in general business conditions.

Any decrease in R & D expenditures or in the size, scope or frequency of clinical trials conducted or sponsored by pharmaceutical, biotechnology or medical device companies or other entities as a result of the foregoing or other factors could materially adversely affect our operations or financial condition.

WE MAY BE REQUIRED TO SPEND SUBSTANTIAL TIME AND EXPENSE BEFORE WE RECOGNIZE A SIGNIFICANT PORTION OF THE REVENUES, IF ANY, ATTRIBUTABLE TO OUR CUSTOMER CONTRACTS.

The sales cycle for some of our software solutions frequently takes six months to a year or longer from initial customer contact to contract execution.  During this time, we may expend substantial time, effort and financial resources without realizing any revenue with respect to the potential sale.  In addition, in the case of our hosted EDC solutions, we do not begin recognizing revenue until implementation cycles are complete.  Moreover, while we begin recognizing revenue upon completion of the scope of work detailed in our contracts, it may be difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers is recognized over the applicable license term, typically three months to five years.  As a result, we may not recognize significant revenues, if any, from some customers despite incurring considerable expense related to our sales and implementation process.  Even if we do realize revenues from a contract, our pricing model may keep us from recognizing a significant portion of these revenues during the same period in which sales and implementation expenses were incurred.  Those timing differences could cause our gross margins and profitability to fluctuate significantly from quarter to quarter.  Similarly, a decline in new or renewed client contracts in any one quarter will not necessarily be fully reflected in the revenue in that quarter and may negatively affect our revenue in future quarters.  This could cause our operating results to fluctuate significantly from quarter to quarter.

THE LOSS OF ONE OR MORE MAJOR CUSTOMERS COULD MATERIALLY AND ADVERSELY AFFECT OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

Our top five customers accounted for approximately 52% of our revenues during the first six months of fiscal 2012.  One customer accounted for 20% of our revenues during the first six months of 2012 or approximately $1,575,067; and a second client accounted for approximately 18% of our revenues, or $1,390,450.  Our top five customers accounted for approximately 42% of our revenues during 2011and approximately 38% of our revenues during 2010.  One customer accounted for 21% of our revenues during 2011or approximately $2,850,000.  One customer accounted for 20% of our revenues during 2010, or approximately $2,466,000.  These customers can terminate our services at any time.  The loss of any of our major customers could have a material adverse effect on our results of operations or financial condition.  We may not be able to maintain our customer relationships, and our customers may not renew their agreements with us, which could adversely affect our results of operations or financial condition.  A significant change in the liquidity or financial position of any of these customers could also have a material adverse effect on the collectability of our accounts receivables, our liquidity and our future operating results.

WE COULD INCUR SUBSTANTIAL COSTS RESULTING FROM PRODUCT LIABILITY CLAIMS RELATING TO OUR PRODUCTS OR SERVICES OR OUR CUSTOMERS’ USE OF OUR PRODUCTS OR SERVICES.

Any failure or errors in a customer’s clinical trial or adverse event reporting obligations caused or allegedly caused by our products or services could result in a claim for substantial damages against us by our customers or the clinical trial participants, regardless of our responsibility for the failure.  Although we are entitled to indemnification under our customer contracts against claims brought against us by third parties arising out of our customers’ use of our products, we might find ourselves entangled in lawsuits against us that, even if unsuccessful, divert our resources and energy and adversely affect our business.  Further, in the event we seek indemnification from a customer, we cannot assure you that a court will enforce our indemnification right if challenged by the customer obligated to indemnify us or that the customer will be able to fund any amounts for indemnification owed to us.  We also cannot assure you that our existing general liability or professional liability insurance coverage will continue to be available on reasonable terms or will be available in amounts sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim.

WE FACE INTENSE COMPETITION AND WILL HAVE TO COMPETE FOR MARKET SHARE.

There can be no assurance that our products will achieve or maintain a competitive advantage.  There are currently a number of companies who market services and products for Web-based clinical trial data collection.  Barriers to entry on the Internet are relatively low, and we expect competition to increase significantly in the future.  We face competitive pressures from numerous actual and potential competitors, both online and offline, many of which have longer operating histories, greater brand name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do.  We cannot assure you that the Web-based clinical trials maintained by our existing and potential competitors will not be perceived by clinical trial sponsors as being superior to ours.

WE MAY BE UNABLE TO PREVENT COMPETITORS FROM USING OUR INTELLECTUAL PROPERTY, AND WE COULD FACE POTENTIALLY EXPENSIVE LITIGATION TO ASSERT OUR RIGHTS.  IF WE CANNOT PROTECT OUR PROPRIETARY INFORMATION, WE MAY LOSE A COMPETITIVE ADVANTAGE AND SUFFER DECREASED REVENUES AND CASHFLOW.

We are dependent, in part, on proprietary data, analytical computer programs and methods and related know-how for our day-to-day operations.  We rely on a combination of confidentiality agreements, contract provisions, license agreements, trademarks and trade secret laws to protect our proprietary rights.  Although we intend to protect our rights vigorously, to the extent that our intellectual property and other proprietary rights are not adequately protected, third parties might gain access to our proprietary information, develop and market products or services similar to ours, or use trademarks similar to ours, each of which could materially harm our business.  If we resort to legal proceedings to enforce our intellectual property rights or to determine the validity and scope of the intellectual property or other proprietary rights of others, the proceedings could be burdensome and expensive, even if we were to prevail. There can be no assurance we will be successful in protecting our proprietary rights.  If we are unable to protect our proprietary rights, or if our proprietary information and methods become widely available, we may lose our ability to obtain or maintain a competitive advantage within our market niche, which may have a material adverse effect on our business, results of operations or financial condition.

CLAIMS THAT WE OR OUR TECHNOLOGIES INFRINGE UPON THE INTELLECTUAL PROPERTY OR OTHER PROPRIETARY RIGHTS OF A THIRD PARTY MAY REQUIRE US TO INCUR SIGNIFICANT COSTS, TO ENTER INTO ROYALTY OR LICENSING AGREEMENTS OR TO DEVELOP OR LICENSE SUBSTITUTE TECHNOLOGY.

We have been, and may in the future be, subject to claims that our technologies infringe upon the intellectual property or other proprietary rights of a third party.  For instance, in April 2009, we settled a lawsuit against us which alleged that we infringed a patent claimed to be owned by the plaintiff.  We incurred substantial professional fees in connection with this claim and agreed to enter into a license for the patent pursuant to which we issued warrants and agreed to pay royalties and future royalties in order to settle this litigation.  In addition, this licensor could become subject to similar infringement claims.  Although we believe that our software solutions do not infringe the patents or other intellectual property rights of any third party, we cannot assure you that our technology does not infringe patents or other intellectual property rights held or owned by others or that they will not in the future.  Any future claims of infringement could cause us to incur substantial costs defending against such claims, even if the claims are without merit, and could distract our management from our business.  Moreover, any settlement or adverse judgment resulting from such claims could require us to pay substantial amounts or obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology.  There can be no assurance that we would be able to obtain a license from the third party asserting the claim on commercially reasonable terms, if at all, that we would be able to successfully develop alternative technology on a timely basis, if at all, or that we would be able to obtain a license from another provider of suitable alternative technology to permit us to continue offering, and our customers to continue using, the applicable technology.  In addition, we generally provide in our customer agreements that we will indemnify our customers against third-party infringement claims relating to our technology provided to the customer, which could obligate us to fund significant amounts.  Infringement claims asserted against us or our licensor may have a material adverse effect on our business, results of operations or financial condition

FAILURE TO ADAPT TO EVOLVING TECHNOLOGIES AND USER DEMANDS COULD RESULT IN THE LOSS OF USERS.

To be successful, we must adapt to rapidly changing technologies and user demands by continuously enhancing our products and services and introducing new products and services.  If we need to modify our products and services or infrastructure to adapt to changes affecting clinical trials, we could incur substantial development or acquisition costs.  As described below, we will be dependent upon the availability of additional financing to fund these development and acquisition costs.  If these funds are not available to us, and if we cannot adapt to these changes, or do not sufficiently increase the features and functionality of our products and services, our users may switch to the product and service offerings of our competitors.

WE MAY BE UNABLE TO ADEQUATELY DEVELOP OUR SYSTEMS, PROCESSES AND SUPPORT IN A MANNER THAT WILL ENABLE US TO MEET THE DEMAND FOR OUR SERVICES.

Our future success will depend on our ability to develop effectively the infrastructure, including additional hardware and software, and implement the services, including customer support, necessary to meet the demand for our services.  In the event we are not successful in developing the necessary systems and implementing the necessary services on a timely basis, our revenues could be adversely affected, which would have a material adverse effect on our financial condition.

FAILURE TO MANAGE RAPID GROWTH EFFECTIVELY COULD HARM OUR BUSINESS.

To manage our current and anticipated future growth effectively, we must continue to maintain and may need to enhance our information technology infrastructure, financial and accounting systems and controls and manage expanded operations in geographically distributed locations.  Our failure to manage our rapid growth effectively could have a material adverse effect on our business, operating results or financial condition.

IN THE COURSE OF CONDUCTING OUR BUSINESS, WE POSSESS OR COULD BE DEEMED TO POSSESS PERSONAL MEDICAL INFORMATION IN CONNECTION WITH THE CONDUCT OF CLINICAL TRIALS, WHICH IF WE FAIL TO KEEP PROPERLY PROTECTED, COULD SUBJECT US TO SIGNIFICANT LIABILITY.

Our software solutions are used to collect, manage and report information in connection with the conduct of clinical trials.  This information is or could be considered to be personal medical information of the clinical trial participants.  Regulation of the use and disclosure of personal medical information is complex and growing.  Increased focus on individuals’ rights to confidentiality of their personal information, including personal medical information, could lead to an increase of existing and future legislative or regulatory initiatives giving direct legal remedies to individuals, including rights to damages, against entities deemed responsible for not adequately securing such personal information.  In addition, courts may look to regulatory standards in identifying or applying a common law theory of liability, whether or not that law affords a private right of action.  Since we receive and process personal information of clinical trial participants from our customers, there is a risk that we could be liable if there were a breach of any obligation to a protected person under contract, standard of practice or regulatory requirement.  If we fail to properly protect this personal information that is in our possession or deemed to be in our possession, we could be subjected to significant liability.

OUR FINANCIAL STATEMENTS CONTAIN A GOING CONCERN QUALIFICATION.

Because of our significant operating losses, accumulated deficit, negative cash flows and the uncertainty as to our ability to secure additional financing, the report of our independent auditors on our consolidated financial statements for the year ended December 31, 2011 contained an explanatory paragraph indicating there is substantial doubt about our ability to continue as a going concern.

FUTURE SALES OF SHARES BY EXISTING STOCKHOLDERS AS WELL AS THE ISSUANCE OF ADDITIONAL SHARES OF OUR COMMON STOCK COULD RESULT IN A DECLINE IN THE MARKET PRICE OF THE STOCK.

At September 25, 2012, we had 86,556,495 shares of common stock issued and outstanding and 82,552,732 shares issuable upon the conversion of preferred stock, convertible debt or exercise of warrants or options.  Of the issued shares, 20,827,289 are eligible for resale pursuant to Rule 144.  In general, Rule 144 permits a shareholder who has owned restricted shares for at least six months, to sell without registration, within a three-month period, up to one percent of our then outstanding common stock.  In addition, shareholders other than our officers, directors or 5% or greater shareholders who have owned their shares for at least one year may sell them without volume limitation or the need for our reports to be current.

We cannot predict the effect, if any, that market sales of common stock or the availability of these shares for sale will have on the market price of the shares from time to time.  Nevertheless, the possibility that substantial amounts of common stock may be sold in the public market could adversely affect market prices for the common stock and could damage our ability to raise capital through the sale of our equity securities.

THE EXERCISE OF OUTSTANDING OPTIONS AND WARRANTS AND THE CONVERSION OF OUTSTANDING SHARES OF PREFERRED STOCK AND CONVERTIBLE PROMISSORY NOTES WILL BE DILUTIVE TO OUR EXISTING STOCKHOLDERS.

As of September 25, 2012, we had a total of 79,802,582 shares of our common stock underlying options, warrants and other convertible securities and 2,750,149 shares of common stock underlying convertible preferred stock.  The exercise of these warrants and options and/or the conversion of these convertible securities will have a dilutive effect on our existing stockholders.

THE 250,000 SHARES OF SERIES D PREFERRED STOCK ISSUED IN 2010 PROVIDE SUPER-VOTING RIGHTS THAT RESULTED IN A CHANGE OF CONTROL OF THE CORPORATION

Each share of the Series D Preferred Stock entitles the holder to 400 votes at any meeting of our stockholders and such shares of Series D Preferred Stock will vote together with the common stockholders, provided for the election or removal of directors the shares of Series D Preferred Stock will be voted in the same percentage as all voting shares of common stock voted for each director.  As a result of the change in control, the holder of the Series D Preferred Shares could vote the shares in a manner that could be contrary to the interests of the holders of our common stock.

THERE IS ONLY A LIMITED TRADING MARKET FOR OUR COMMON STOCK.

There is a limited trading market for our common stock.  We cannot predict the extent to which investor interest in us will lead to the development of an active trading market or how liquid that trading market might become.  If a liquid trading market does not develop or is not sustained, investors may find it difficult to dispose of shares of our common stock and may suffer a loss of all or a substantial portion of their investment in our common stock.

BECAUSE OUR STOCK CURRENTLY TRADES BELOW $5.00 PER SHARE, AND IS QUOTED ON THE OTC BULLETIN BOARD, OUR COMMON STOCK IS CONSIDERED A "PENNY STOCK" WHICH CAN ADVERSELY EFFECT ITS LIQUIDITY.

If our common stock continues to be quoted on the OTC Bulletin Board, and the trading price of our common stock remains less than $5.00 per share, our common stock is considered a "penny stock," and trading in our common stock is subject to the requirements of Rule 15g-9 under the Securities Exchange Act of 1934.  Under this rule, broker/dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements.  The broker/dealer must make an individualized written suitability determination for the purchaser and receive the purchaser's written consent prior to the transaction.

The Securities and Exchange Commission regulations also require additional disclosure in connection with any trades involving a "penny stock," including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and its associated risks.  These requirements severely limit the liquidity of securities in the secondary market because few broker or dealers are likely to undertake these compliance activities.  In addition to the applicability of the penny stock rules, other risks associated with trading in penny stocks could also be price fluctuations and the lack of a liquid market.

PROVISIONS OF OUR ARTICLES OF INCORPORATION AND BY-LAWS MAY DELAY OR PREVENT A TAKE-OVER WHICH MAY NOT BE IN THE BEST INTERESTS OF OUR COMMON STOCKHOLDERS.

Provisions of our articles of incorporation and by-laws may be deemed to have anti-takeover effects, which include when and by whom special meetings of our stockholders may be called, and may delay, defer or prevent a takeover attempt.  In addition, our articles of incorporation authorize the issuance of up to 10,000,000 shares of preferred stock with such rights and preferences as may be determined from time to time by our Board of Directors, of which 4,375,224 shares are currently issued and outstanding.  Our board of directors may, without stockholder approval, issue additional series of preferred stock with dividends, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our common stock.

Many of these factors are beyond our control, and the occurrence of one or more of them could cause our operating results to vary widely.  Because of quarterly fluctuations, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful.  We may fail to forecast accurately the behavior of existing and potential clients or the demand for our products and service.  Our expense levels are based, in significant part, on our expectations as to future revenues and are largely fixed in the short term.  As a result, we could be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in revenues.  Variability in our periodic operating results could lead to volatility in our stock price as equity research analysts and investors respond to quarterly fluctuations.  Moreover, as a result of any of the foregoing or other factors, our operating results might not meet our announced guidance or expectations of investors and analysts, in which case the price of our common stock could decrease significantly.

This prospectus permits selling security holders who are our affiliates to resell their shares.  If they do so, the market price for our shares may fall and purchasers of our shares may be unable to resell them.

 This prospectus includes shares being offered by affiliates.  To the extent that these shares are sold into the market for our shares, there may be an oversupply of shares and an undersupply of purchasers.  If this occurs the market price for our shares may decline significantly and investors may be unable to sell their shares at a profit, or at all.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements in this prospectus contain or may contain forward-looking statements that are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  These forward-looking statements were based on various factors and were derived utilizing numerous assumptions and other factors that could cause our actual results to differ materially from those in the forward-looking statements.  These factors include, but are not limited to, our ability to implement our business plan and generate revenues, access to sufficient capital to fund our operations, economic, political and market conditions and fluctuations, government and industry regulation, U.S. and global competition, and other factors.  Most of these factors are difficult to predict accurately and are generally beyond our control.  You should consider the areas of risk described in connection with any forward-looking statements that may be made herein.  Readers are cautioned not to place undue reliance on these forward-looking statements and readers should carefully review this prospectus in its entirety, including the risks described in "Risk Factors."  Except for our ongoing obligations to disclose material information under the Federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.  These forward-looking statements speak only as of the date of this prospectus, and you should not rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

USE OF PROCEEDS

We will not receive any proceeds upon the sale of shares by the selling security holders.

OMNICOMM SYSTEMS INC.
2009 EQUITY INCENTIVE PLAN
Introduction

The following descriptions summarize certain provisions of our 2009 Equity Incentive Plan (the “2009 Plan”).  This summary is not complete and is qualified by reference to the full text of the plan, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part.  Each person receiving a plan option or stock award under the 2009 Plan should read the plan in its entirety.

On March 13, 2009, our Board of Directors authorized the 2009 Plan.  On July 10, 2009 our shareholders approved the 2009 Plan at a duly organized annual meeting of shareholders.   Our Board of Directors adopted the 2009 Plan to permit us to offer to our employees, officers, directors and consultants whose past, present and/or potential contributions to our company have been, are or likely to be, important to our success an opportunity to acquire a proprietary interest in OmniComm Systems.  We believe that the types of long-term incentive awards that may be provided under the 2009 Plan will enable us to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of our businesses.

The 2009 Plan authorizes the grant of:

•	options which quality as “incentive stock options” (“ISOs”) under Section 422(b) of the Internal Revenue Code of 1986, as amended (the “Code”);
•	options which do not qualify as ISOs (“non-qualified options” or “NSOs”);
•	awards of our common stock;
•	stock appreciation rights;
•	grants of restricted stock; and
•	other stock-based awards, subject to limitations under applicable law.

The issuance of grants under the 2009 Plan will be made to persons who are closely related to us and who provide bona fide services to us in connection with our business.  Under Federal securities laws, these services cannot be in connection with the offer of sale of our securities in a capital raising transaction nor directly or indirectly promote or maintain a market for our securities.  We have currently reserved 7,500,000 of our authorized but unissued shares of common stock for issuance under the 2009 Plan.  The Board of Directors granted an aggregate of 4,408,500 stock options under the 2009 Plan.  The options were granted to directors, officers, employees and consultants.  The options granted generally vest over a two year period from grant date, are exercisable for three years from vesting and are exercisable at prices ranging from $0.045 to $0.25 per share.  This prospectus covers the resale of the shares of common stock underlying those options.

The 2009 Plan is administered by our Board of Directors or an underlying committee (the "Committee").  The Board of Directors or the Committee determines from time to time to whom stock grants or plan options are to be granted, the terms and provisions of the respective option agreements, the time or times at which such options shall be granted, the type of options to be granted, the dates such plan options become exercisable, the number of shares subject to each option, the purchase price of such shares and the form of payment of such purchase price.  All other questions relating to the administration of the 2009 Plan, and the interpretation of the provisions thereof and of the related option agreements, are resolved by the Board or Committee.

The stock rights granted under the 2009 Plan will be authorized, but unissued shares of our common stock or shares of common stock reacquired by us in any manner.  If any stock rights granted under the 2009 Plan should expire or terminate for any reason without having been exercised in full or shall cease for any reason to be exercisable in whole or in part, the shares of common stock subject to such stock rights will again be available for grants of stock rights under the 2009 Plan.  The term of each plan option and the manner in which it may be exercised is determined by the Board of Directors or the compensation committee, provided that no option may be exercisable more than 10 years after the date of its grant and, in the case of an incentive option granted to an eligible employee owning more than 10% of the common stock, no more than five years after the date of the grant.

The exercise price per share for each NSO granted, and the purchase price per share of stock granted in any award or authorized as a purchase, cannot be less than minimum legal consideration required therefore under the laws of any jurisdiction in which we or our successors in interest may be organized.  The exercise price per share for each ISO granted cannot be less than the fair market value per share of common stock on the date of such grant.  In the case of an ISO to be granted to an employee owning stock possessing more than 10% of the total combined voting power of all classes of our company, the price per share cannot be less than 110% of the fair market value per share of common stock on the date of grant.

The shares of common stock which a recipient of an authorization to make a purchase may be subject to specified restrictions, to be determined by the Board, and may include the requirement of continued employment with our company or a subsidiary or achievement of certain performance objectives, among other conditions.  Awards of the common stock may be made to a recipient as a bonus or as additional compensation, as determined by the Board of Directors.

In the event of any stock split of our outstanding common stock, the Board of Directors in its discretion may elect to maintain the stated amount of shares reserved under the 2009 Plan without giving effect to such stock split.  The 2009 Plan provides that, if our outstanding shares are increased, decreased, exchanged or otherwise adjusted due to a share dividend, forward or reverse share split, recapitalization, reorganization, merger, consolidation, combination or exchange of shares, an appropriate and proportionate adjustment shall be made in the number or kind of shares subject to unexercised options and in the purchase price per share under such options.  Any adjustment, however, does not change the total purchase price payable for the shares subject to outstanding options.  In the event of our proposed dissolution or liquidation, a proposed sale of all or substantially all of our assets, a merger or tender offer for our shares of common stock, the Board of Directors may declare that each option granted under the 2009 Plan will terminate as of a date to be fixed by the Board of Directors; provided that not less than 30 days written notice of the date so fixed shall be given to each participant holding an option, and each such participant will have the right, during the period of 30 days preceding such termination, to exercise the participant's option, in whole or in part, including as to options not otherwise exercisable.

Plan options are exercisable by delivery of written notice to us stating the number of shares with respect to which the option is being exercised, together with full payment of the purchase price therefor.  Payment for the exercise price of the plan option can be in cash, check, certified or bank cashier's check, promissory note secured by the shares issued through exercise of the related options, shares of common stock or in such other form or combination of forms which shall be acceptable to the Board of Directors or the Committee; provided that any loan or guarantee by us of the purchase price may only be made upon resolution of the Board or Committee that such loan or guarantee is reasonably expected to benefit us.

All plan options are non-assignable and non-transferable except by will or by the laws of descent and distribution and during the lifetime of the optionee may be exercised only by such optionee.  If an optionee dies while our employee or within three months after termination of employment by us because of disability, or retirement or otherwise, such options may be exercised, to the extent that the optionee shall have been entitled to do so on the date of death or termination of employment, by the person or persons to whom the optionee's right under the option pass by will or applicable law, or if no such person has such right, by his executors or administrators.  In the event of termination of employment because of death while an employee or because of disability, the optionee's options may be exercised not later than the expiration date specified in the option or one year after the optionee's death, whichever date is earlier, or in the event of termination of employment because of retirement or otherwise, not later than the expiration date specified in the option or one year after the optionee's death, whichever date is earlier.

If an optionee's employment by us terminates because of disability and such optionee has not died within the following three months, the options may be exercised, to the extent that the optionee shall have been entitled to do so at the date of the termination of employment, at any time, or from time to time, but not later than the expiration date specified in the option or one year after termination of employment, whichever date is earlier.  If an optionee's employment shall terminate for any reason other than death or disability, optionee may exercise the options to the same extent that the options were exercisable on the date of termination, for up to three months following such termination, or on or before the expiration date of the options, whichever occurs first.  In the event that the optionee was not entitled to exercise the options at the date of termination or if the optionee does not exercise such options (which were then exercisable) within the time specified herein, the options shall terminate.  If an optionee's employment shall terminate for any reason other than death, disability or retirement, all right to exercise the option shall terminate not later than 90 days following the date of such termination of employment.

The Board of Directors or Committee may amend, suspend or terminate the 2009 Plan at any time; however, no such action may prejudice the rights of any holder of a stock grant or optionee who has prior thereto been granted options under the plan.  In addition, no amendment may be made to the 2009 Plan which has the effect of increasing the aggregate number of shares subject to this plan (except for adjustments due to changes in our capitalization) or changing the definition of "Eligible Person" under the plan unless and until approved by our shareholders, if required, in the same manner as approval of the 2009 Plan.  Any such termination of the 2009 Plan shall not affect the validity of any stock grants or options previously granted thereunder.  Unless the 2009 Plan shall theretofore have been suspended or terminated by the Board of Directors, the plan will terminate on March 13, 2019.

Federal Income Tax Effects

The following discussion applies to the 2009 Plan and is based on federal income tax laws and regulations in effect as of the date of this prospectus.  It does not purport to be a complete description of the federal income tax consequences of the 2009 Plan, nor does it describe the consequences of state, local or foreign tax laws, which may be applicable.  Accordingly, any person receiving a grant under the 2009 Plan should consult with his own tax adviser.

The 2009 Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974 and is not qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended.

An employee granted an incentive stock option does not recognize taxable income either at the date of grant or at the date of its timely exercise.  However, the excess of the fair market value of common stock received upon exercise of the incentive stock option over the exercise price is an item of tax preference under Section 57(a)(3) of the Internal Revenue Code and may be subject to the alternative minimum tax imposed by Section 55 of the code.  Upon disposition of stock acquired on exercise of an incentive stock option, long-term capital gain or loss is recognized in an amount equal to the difference between the sales price and the incentive option exercise price, provided that the option holder has not disposed of the stock within two years from the date of grant and within one year from the date of exercise.  If the incentive option holder disposes of the acquired stock (including the transfer of acquired stock in payment of the exercise price of an incentive stock option) without complying with both of these holding period requirements ("Disqualifying Disposition"), the option holder will recognize ordinary income at the time of such Disqualifying Disposition to the extent of the difference between the exercise price and the lesser of the fair market value of the stock on the date the incentive option is exercised (the value six months after the date of exercise may govern in the case of an employee whose sale of stock at a profit could subject him to suit under Section 16(b) of the Securities Exchange Act of 1934) or the amount realized on such Disqualifying Disposition.  Any remaining gain or loss is treated as a short-term or long-term capital gain or loss, depending on how long the shares are held.  In the event of a Disqualifying Disposition, the incentive stock option tax preference described above may not apply (although, where the Disqualifying Disposition occurs subsequent to the year the incentive stock option is exercised, it may be necessary for the employee to amend his return to eliminate the tax preference item previously reported).  We are not entitled to a tax deduction upon either exercise of an incentive option or disposition of stock acquired pursuant to such an exercise, except to the extent that the option holder recognized ordinary income in a Disqualifying Disposition.

If the holder of an incentive stock option pays the exercise price, in full or in part, with shares of previously acquired common stock, the exchange should not affect the incentive stock option tax treatment of the exercise.  No gain or loss should be recognized on the exchange, and the shares received by the employee, equal in number to the previously acquired shares exchanged therefor, will have the same basis and holding period for long-term capital gain purposes as the previously acquired shares.  The employee will not, however, be able to utilize the old holding period for the purpose of satisfying the incentive stock option statutory holding period requirements.  Shares received in excess of the number of previously acquired shares will have a basis of zero and a holding period, which commences as of the date the common stock, is issued to the employee upon exercise of the incentive option.  If an exercise is effected using shares previously acquired through the exercise of an incentive stock option, the exchange of the previously acquired shares will be considered a disposition of such shares for the purpose of determining whether a Disqualifying Disposition has occurred.

In respect to the holder of non-qualified options, the option holder does not recognize taxable income on the date of the grant of the non-qualified option, but recognizes ordinary income generally at the date of exercise in the amount of the difference between the option exercise price and the fair market value of the common stock on the date of exercise.  However, if the holder of non-qualified options is subject to the restrictions on resale of common stock under Section 16 of the Securities Exchange Act of 1944, such person generally recognizes ordinary income at the end of the six-month period following the date of exercise in the amount of the difference between the option exercise price and the fair market value of the common stock at the end of the six-month period.  Nevertheless, such holder may elect within 30 days after the date of exercise to recognize ordinary income as of the date of exercise.  The amount of ordinary income recognized by the option holder is deductible by us in the year that income is recognized.

In connection with the issuance of stock grants as compensation, the recipient must include in gross income the excess of the fair market value of the property received over the amount, if any, paid for the property in the first taxable year in which beneficial interest in the property either is "transferable" or is not subject to a "substantial risk of forfeiture."  A substantial risk of forfeiture exists where rights and property that have been transferred are conditioned, directly or indirectly, upon the future performance (or refraining from performance) of substantial services by any person, or the occurrence of a condition related to the purpose of the transfer, and the possibility of forfeiture is substantial if such condition is not satisfied.  Stock grants received by a person who is subject to the short swing profit recovery rule of Section 16(b) of the Securities Exchange Act of 1934 is considered subject to a substantial risk of forfeiture so long as the sale of such property at a profit could subject the shareholder to suit under that section.  The rights of the recipient are treated as transferable if and when the recipient can sell, assign, pledge or otherwise transfer any interest in the stock grant to any person.  Inasmuch as the recipient would not be subject to the short swing profit recovery rule of Section 16(b) of the Securities Exchange Act of 1934 and the stock grant, upon receipt following satisfaction of condition prerequisites to receipt, will be presently transferable and not subject to a substantial risk of forfeiture, the recipient would be obligated to include in gross income the fair market value of the stock grant received once the conditions to receipt of the stock grant are satisfied.

Restrictions Under Securities Laws

The sale of all shares issued under the 2009 Plan must be made in compliance with federal and state securities laws.  Our officers, directors and 10% or greater shareholders, as well as certain other persons or parties who may be deemed to be "affiliates" of ours under federal securities laws, should be aware that resales by affiliates can only be made pursuant to an effective registration statement, Rule 144 or other applicable exemption.  Our officers, directors and 10% and greater shareholders may also become subject to the "short swing" profit rule of Section 16(b) of the Securities Exchange Act of 1934.

SELLING SECURITY HOLDERS

The information under this heading relates to resales of shares covered by this prospectus by persons who are our "affiliates", as that term is defined under federal securities laws, who received options under the 2009 Plan during 2009 through the date of this prospectus.  The affiliates will be members of our Board of Directors and/or officers of our company.  Shares issued pursuant to this prospectus to our affiliates are "control" shares under federal securities laws.

The following table sets forth:

•	the name of each selling security holder,
•	the amount of common stock owned beneficially, directly or indirectly, by each selling security holder,
•	the maximum amount of shares to be offered by the selling security holders pursuant to this prospectus, and
•	the amount of common stock to be owned by each selling security holder following sale of the shares.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities and includes any securities which the person has the right to acquire within 60 days through the conversion or exercise of any security or other right.  The information as to the number of shares of our common stock owned by each selling security holder is based upon our books and records and the information provided by our transfer agent.

We may amend or supplement this prospectus from time to time to update the disclosure set forth in the table.  Because the selling security holders identified in the table may sell some or all of the shares owned by them which are included in this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, no estimate can be given as to the number of shares available for resale hereby that will be held by the selling security holders upon termination of the offering made hereby.  We have therefore assumed, for the purposes of the following table, that the selling security holders will sell all of the shares owned by them, which are being offered hereby, but will not sell any other shares of our common stock that they presently own.

Grants may be made to affiliates in the future which we are not able to identify at this time.  Before any of our affiliates sell any of his shares received under the 2009 Plan, we will supplement this prospectus with the required information regarding the names of the persons selling, the total number of shares owned by these persons and the number of shares proposed to be sold under this prospectus.

Selling Security Holder		Shares owned beneficially prior to this offering	Shares to be offered pursuant to this offering	Shares owned after offering	Percent of Class owned after offering
Cornelis F. Wit	1	69,081,342	250,000	68,831,342	45.5%
Randall G. Smith	2	3,414,897	250,000	3,164,897	3.6%
Guus van Kesteren	3	4,873,103	650,000	4,223,103	4.8%
Matthew D. Veatch	4	955,000	650,000	305,000	*%
Jonathan Seltzer		0	0	0	*%
Stephen E. Johnson	5	1,358,586	250,000	1,108,586	1.3%
		79,682,928	2,050,000	77,632,928

An “*” indicates less than 1%.

(1)
Includes vested options to purchase an aggregate of 1,925,000 shares of our common stock at prices ranging from $0.20 to $0.60 per share with expiration dates ranging from February 2013 to December 2014, 40,567,517 shares of our common stock issuable upon the conversion of warrants at exercise prices ranging from $0.25 to $.60 per share with expiration dates ranging from August 2013 to December 2016, and 22,400,000 shares of our common stock issuable upon conversion of Secured Convertible Notes.

(2)
Includes vested options to purchase an aggregate of 1,750,000 shares of our common stock at prices ranging from $0.20 to $0.61 per share, with expiration dates ranging from December 2012 to December 2014, and 10,000 shares of our common stock issuable upon the conversion of warrants at an exercise price of $.60 per share with an expiration date of December 2013 and 10,000 shares of our common stock issuable upon conversion of Convertible Notes.

(3)
Includes vested options to purchase an aggregate of 875,000 shares of our common stock at prices ranging from $0.13 to $0.60 per share with expiration dates ranging from March 2013 to May 2016, 620,000 shares of our common stock issuable upon the conversion of warrants at an exercise price of $.60 per share with expiration dates ranging from August 2013 to December 2013 and 620,000 shares of our common stock issuable upon conversion of Convertible Notes.

(4)
Includes vested options to purchase an aggregate of 875,000 shares of our common stock at prices ranging from $0.13 to $0.60 per share with expiration dates ranging from March 2013 to May 2016, and 30,000 shares of our common stock issuable upon the conversion of warrants at an exercise price of $.60 per share with an expiration date of December 2013 and 30,000 shares of our common stock issuable upon conversion of Convertible Notes.

(5)
Includes vested options to purchase an aggregate of 1,050,000 shares of our common stock at prices ranging from $0.24 to $0.64 per share with expiration dates ranging from December 2012 to December 2014, 50,000 shares of our common stock issuable upon the conversion of warrants at an exercise price of $.60 per share with an expiration date of December 2013, and 50,000 shares of our common stock issuable upon conversion of Convertible Notes.

PLAN OF DISTRIBUTION

The information under this heading includes resales of shares covered by this prospectus by persons who are our "affiliates", as that term in defined under federal securities laws, who received options under the 2009 Plan during 2009 through the date of this prospectus.

The shares covered by this prospectus may be resold and distributed from time to time by the selling security holders in one or more transactions, including ordinary broker's transactions, privately-negotiated transactions or through sales to one or more broker-dealers for resale of these shares as principals, at market prices existing at the time of sale, at prices related to existing market prices, through Rule 144 transactions or at negotiated prices.  The selling security holders in connection with sales of securities may pay usual and customary, or specifically negotiated, brokerage fees or commissions.

The selling security holders may sell shares in one or more of the following methods, which may include crosses or block transactions:

•           through the "pink sheets", on the OTC Bulletin Board, or on such exchanges or over-the-counter markets on which our shares may be listed from time-to-time, in transactions which may include special offerings, exchange distributions and/or secondary distributions, pursuant to and in accordance with the rules of such exchanges, or through brokers, acting as principal or agent;

•           in transactions other than on such exchanges or in the over-the-counter market, or a combination of such transactions, including sales through brokers, acting as principal or agent, sales in privately negotiated transactions, or dispositions for value, subject to rules relating to sales by affiliates; or

•           through the writing of options on our shares, whether or not such options are listed on an exchange, or other transactions requiring delivery of our shares, or the delivery of our shares to close out a short position.

Any such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

In making sales, brokers or dealers used by the selling security holders may arrange for other brokers or dealers to participate.  The selling security holders who are affiliates of our company and others through whom such securities are sold may be "underwriters" within the meaning of the Securities Act of 1933 for the securities offered, and any profits realized or commission received may be considered underwriting compensation.  Information as to whether an underwriter(s) who may be selected by the selling security holders, or any other broker-dealer, is acting as principal or agent for the selling security holders, the compensation to be received by underwriters who may be selected by the selling security holders, or any broker-dealer, acting as principal or agent for the selling security holders and the compensation to be received by other broker-dealers, in the event the compensation of other broker-dealers is in excess of usual and customary commissions, will, to the extent required, be set forth in a supplement to this prospectus.  Any dealer or broker participating in any distribution of the shares may be required to deliver a copy of this prospectus, including the supplement, if any, to any person who purchases any of the shares from or through a dealer or broker.

We have advised the selling security holders that, at the time a resale of the shares is made by or on behalf of a selling security holder, a copy of this prospectus is to be delivered.

We have also advised the selling security holders that during the time as they may be engaged in a distribution of the shares included herein they are required to comply with Regulation M of the Securities Exchange Act of 1934.  With certain exceptions, Regulation M precludes any selling security holders, any affiliated purchasers and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete.  Regulation M also prohibits any bids or purchase made in order to stabilize the price of a security in connection with the distribution of that security.

Sales of securities by us and the selling security holders or even the potential of these sales may have an adverse effect on the market price for shares of our common stock.

DESCRIPTION OF SECURITIES

General

The following description of our capital stock and provisions of our Certificate of Incorporation is a summary thereof and is qualified by reference to our Certificate of Incorporation, a copy of which may be obtained upon request.

Our authorized capital stock consists of 250,000,000 shares of common stock, $.001 par value per share, and 10,000,000 shares of preferred stock, par value $.001 per share, of which 5,000,000 shares have been designated as 5% Series A Preferred Stock, 230,000 shares have been designated as Series B Preferred Stock, 747,500 shares have been designated as Series C Preferred Stock and 250,000 shares have been designated as Series D Preferred Stock.

As of the date of this prospectus, we had the following outstanding securities:

o	86,556,495 shares of common stock issued and outstanding;
o	44,089,582 warrants issued and outstanding to purchase shares of our common stock;
o	4,125,224 shares of our Series A Preferred Stock issued and outstanding,
o	-0- shares of our Series B Preferred Stock issued and outstanding;
o	-0- shares of our Series C Preferred Stock issued and outstanding;
o	250,000 shares of our Series D Preferred Stock issued and outstanding; and
o	$9,665,000 principal amount Convertible Debentures convertible into 24,620,000 shares of common stock.

Common Stock

Holders of common stock are entitled to one vote for each share on all matters submitted to a stockholder vote.  Holders of our voting securities do not have cumulative voting rights. Holders of common stock are entitled to share in all dividends that the Board of Directors, in its discretion, declares from legally available funds.  In the event of our liquidation, dissolution or winding up, subject to the preferences of the Series A Preferred Stockholders, each outstanding share of common stock entitles its holder to participate in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock.

Holders of common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions for the common stock.  The rights of the holders of common stock are subject to any rights that may be fixed for holders of preferred stock, when and if any preferred stock is outstanding.  All outstanding shares of common stock are duly authorized, validly issued, fully paid and non-assessable.

Preferred stock

Our Board of Directors, without further stockholder approval, may issue preferred stock in one or more series from time to time and fix or alter the designations, relative rights, priorities, preferences, qualifications, limitations and restrictions of the shares of each series.  In addition, the Board of Directors may fix and determine all privileges and rights of the authorized preferred stock series including:

o	dividend and liquidation preferences,
o	voting rights,
o	conversion privileges, and
o	redemption terms.

Our Board of Directors may authorize the issuance of preferred stock which ranks senior to our common stock for the payment of dividends and the distribution of assets on liquidation.  In addition, our Board of Directors can fix limitations and restrictions, if any, upon the payment of dividends on our common stock to be effective while any shares of preferred stock are outstanding.

Series A Preferred Stock

In 1999, our Board of Directors designated 5,000,000 shares of our preferred stock as 5% Series A Convertible Preferred Stock (“Series A Preferred Stock”), of which 4,125,224 shares are issued and outstanding convertible into 2,750,149 shares of our common stock.

The designations, rights and preferences of the Series A Preferred include:

o	the shares are not redeemable,
o
each share of Series A Preferred Stock is convertible into shares of our common stock at any time at the option of the holder at a conversion price of $1.50 per share, or if not so converted after one year from issuance, at any time at our option if the closing bid price of our common stock has exceeded $3.00 for 20 consecutive trading days, our common stock is listed on The NASDAQ Stock Market or other national stock exchange, and the shares of common stock issuable upon conversion of the Series A Preferred Stock are registered under a registration statement,

o
the conversion price has certain anti-dilution protections for any stock splits, stock dividends, and corporate reorganizations, and certain other corporate transactions and issuances of securities at below the applicable conversion price per share.  The Series A Preferred Stockholders have waived their rights to an anti-dilution adjustment reducing their conversion price as a result of the issuance of the Series B Preferred Stock and Series C Preferred Stock,

o
the shares of Series A Preferred Stock pay a cumulative dividend at a rate of 5% per annum based on the stated value of $1.00 per share, payable when and as declared by the Board of Directors, or upon conversion or liquidation.  Dividends on the Series A Preferred Stock have priority to our common stock and are junior to Series B Preferred Stock and Series C Preferred Stock.  At our option, dividends can be paid in cash or shares of common stock valued at the conversion price of the Series A Preferred Stock,

o	in the event of our liquidation or winding up, each share of Series A Preferred Stock has a liquidation preference equal to $1.00 per share,
o
the holders of the Series A Preferred Stock are entitled to vote together with the holders of our common stock, on the basis of one vote for each share of common stock issuable upon the conversion of the Series A Preferred Stock.

The Company has 235,000 shares of its 5% Series A Preferred stock that have been converted by the shareholders into shares of our common stock.  Pursuant to Delaware General Corporate Law, once the Company has a positive net worth, the cumulative dividends would be payable in either cash or in shares of our common stock upon the declaration of dividends by our board of directors.

In addition, the holders of the Series A Preferred Stock were granted certain demand and piggy-back registration rights for the shares of our common stock issuable upon the conversion of the Series A Preferred Stock.

Series B Preferred Stock

In August 2001, our Board of Directors designated 200,000 shares of our preferred stock as Series B Convertible Preferred Stock (“Series B Preferred Stock”).  A Corrected Certificate of Designations was filed on February 7, 2002 with the Delaware Secretary of State increasing the number of shares authorized as Series B Preferred Stock to 230,000 shares, of which -0- shares are issued and outstanding.

The designations, rights and preferences of the Series B Preferred Stock include:

o	the stated value of each share is $10.00 per share,
o	the shares are not redeemable,
o
each share of Series B Preferred Stock is convertible into shares of our common stock at the option of the holder at any time commencing January 31, 2002 at the option of the holder at $0.25 per share, as adjusted, and the shares automatically convert, subject to limitations based on trading volume, into shares of our common stock at $0.25 per share at such time as we complete a public offering raising proceeds in excess of $25 million at an offering price of at least $0.75 per share.  We may require all outstanding shares of the Series B Preferred Stock to convert in the event the closing bid price of our common stock exceeds $0.50 for 20 consecutive trading days, and our common stock has been listed on The NASDAQ Stock Market or other comparable national stock exchange or the OTC Bulletin board and a registration statement registering the shares of common stock issuable upon conversion of the Series B Preferred Stock has been declared effective,

o
the conversion price has certain anti-dilution protections for any stock splits, stock dividends, and corporate reorganizations, and certain other corporate transactions and issuances of securities at below the applicable conversion price per share or market value of the common stock,

o
the shares of Series B Preferred Stock pay a cumulative dividend at a rate of 8% per annum based on the stated value of $10.00 per share, payable when and as declared by the Board of Directors, or upon conversion or liquidation.  At our option, dividends can be paid in cash or shares of common stock valued at the conversion price of the Series B Preferred Stock,

o	each share of Series B Preferred Stock will rank senior to our Series A Preferred and pari passu with our Series C Preferred Stock,
o	in the event of our liquidation or winding up, each share of Series B Preferred Stock has a liquidation preference equal to $10.00 per share plus accrued and unpaid dividends, and
o
the holders of the Series B Preferred Stock are entitled to vote, together with the holders of our common stock, on the basis of one vote for each share of common stock issuable upon the conversion of the Series B Preferred Stock.

The Company has 200,000 shares of its Series B Preferred stock that have been converted by the shareholders into shares of our common stock.  Pursuant to Delaware General Corporate Law, once the Company has a positive net worth, the cumulative dividends would be payable in either cash or in shares of our common stock upon the declaration of dividends by our board of directors.

In addition, the holders of the Series B Preferred Stock were granted certain mandatory and piggy-back registration rights for the shares of our common stock issuable upon the conversion of the Series B Preferred Stock and are entitled to vote one member to our Board of Directors.

Series C Preferred Stock

In March 2002, our Board of Directors designated 747,500 shares of our preferred stock as Series C Convertible Preferred Stock of which -0- shares are issued and outstanding.

The designations, rights and preferences of the Series C Preferred Stock include:

o	the stated value of each share is $10.00 per share,
o	the shares are not redeemable,
o
each share of Series C Preferred Stock is convertible at any time, at the option of the holder, into a number of shares of common stock determined by dividing the stated value per share of the Series C Preferred Stock by $0.25, which is the Series C Conversion Price.  The Series C Preferred Stock will automatically convert, subject to limitations based on trading volume, into shares of our common stock upon a public offering of our securities raising gross proceeds in excess of $25,000,000 at a per share price greater than 2.5 times the Series C Conversion Price per share, as adjusted for any stock split, stock dividend, recapitalization, or other similar transaction.  In addition, the Series C Preferred Stock will automatically convert into shares of our common stock at the Series C Conversion Price at such time as the closing bid price for our common stock has traded at two times the then prevailing Series C Conversion Price for a period of 20 consecutive trading days, provided that (i) a public trading market exists for our common stock on a national securities exchange, the NASDAQ Stock Market, or the over the counter market; and (ii) the Conversion Shares have been registered for resale and are not subject to any lock-up and the number of shares of the Series C Preferred Stock which can be converted in any 30-day period will be limited to the number of shares of common stock underlying the Series C  Preferred Stock equal to 10 times the average daily trading volume during the 20-day look-back period set forth above,

o
the conversion price  has certain anti-dilution protections for any stock splits, stock dividends, and corporate reorganizations, and certain other corporate transactions and issuances of securities at below the applicable conversion price per share or market value of the common stock,

o
the shares of Series C Preferred Stock pay a cumulative dividend at a rate of 8% per annum based on the stated value of $10.00 per share, payable when and as declared by the Board of Directors, or upon conversion or liquidation.  At our option, dividends can be paid in cash or shares of common stock valued at the conversion price of the Series C Preferred Stock.

o	each share of Series C Preferred Stock will rank pari passu with our Series B Preferred Stock and senior to our Series A Preferred Stock,
o	in the event of our liquidation or winding up, each share of Series C Preferred Stock has a liquidation preference equal to $10.00 per share plus accrued and unpaid dividends, and
o
the holders of the Series C Preferred Stock are entitled to vote, together with the holders of our common stock, on the basis of one vote for each share of common stock issuable upon the conversion of the Series C Preferred Stock.

In addition, the holders of the Series C Preferred Stock were granted certain mandatory and piggy-back registration rights covering the shares of our common stock issuable upon the conversion of the Series C Preferred Stock and are entitled to vote two members to our Board of Directors.

Series D Preferred Stock

In November 2010, our Board of Directors designated 250,000 shares of our preferred stock as Series D Convertible Preferred Stock of which 250,000 shares are issued and outstanding.

The designations, rights and preferences of the Series D Preferred Stock include:

o	the stated value of the Series D Preferred is $0.001 per share.
o	the Series D Preferred has no rights to receive dividend distributions or to participate in any dividends declared by the Corporation to or for the benefit of the holders of its common stock.
o	the shares of Series D Preferred are not convertible into or exchangeable for any other security of the Corporation.
o
except as provided in Series D Preferred Designation, in the case of the death or disability of Series D Preferred holder, the Series D Preferred is not redeemable without the prior express written consent of the holders of the majority of the voting power of all then outstanding shares of such Series D Preferred.  In the event any shares of Series D Preferred are redeemed pursuant, the shares redeemed will automatically be canceled and returned to the status of authorized but unissued shares of preferred stock.

o
each share of Series D Preferred entitles the holder to Four Hundred (400) votes.  With respect to such vote, the holder is entitled to notice of any stockholders' meeting in accordance with the bylaws of the Company, and is entitled to vote, together as a single class with holders of common stock and any other series of preferred stock then outstanding, with respect to any question or matter upon which holders of common stock have the right to vote.  The Series D Preferred will also entitle the holders to vote the shares as a separate class as set forth herein and as required by law.  In the event of any stock split, stock dividend or reclassification of the Corporation's common stock, the number of votes which attach to each share of Series D Preferred shall be adjusted in the same proportion as any adjustment to the number of outstanding shares of common stock.  The shares of Series D Preferred present at a meeting of the Company’s shareholders shall vote in the same percentage as all voting shares voted for each director at the Company’s shareholder meeting in connection with the election or removal of directors to or from the Corporation’s Board of Directors,

o
in the event of the liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, the holders of shares of the Series D Preferred then outstanding are entitled to receive before holders of shares of common stock receive any amounts, out of the remaining assets of the Corporation available for distribution to its stockholders, an amount equal to $0.001 per share.

o
so long as any shares of Series D Preferred are outstanding, the Company cannot without first obtaining the written approval of the holders of at least a majority of the voting power of the then outstanding shares of such Series D Preferred Stock (i) alter or change the rights, preferences or privileges of the Series D Preferred, or (ii) increase or decrease the total number of authorized shares of Series D Preferred Stock.

o
the holders of the Series D Preferred are not entitled to rights to subscribe for, purchase or receive any part of any new or additional shares of any class, whether now or hereinafter authorized, or of bonds or debentures, or other evidences of indebtedness convertible into or exchangeable for shares of any class.

o
the Company has a thirty (30) day “right of first refusal” in which to match the terms and conditions set forth in any bona fide offer received by holders of the Series D Preferred Stock.  The Company must purchase all of those shares of Series D Preferred offered by the holder of the Series D Preferred Stock.

o
the holders of Series D Preferred cannot, directly or indirectly, transfer any shares of Series D Preferred.  Any such purported transfer shall be of no force or effect and shall not be recognized by the Company.

Warrants

We have issued and outstanding warrants to purchase a total of 44,089,582 shares of our common stock, including:

o
Warrants to purchase 100,707 shares of our common stock at an exercise price of $0.50 per share expiring in December 2012 which were issued in connection with a private placement of common stock that was conducted in 2007.

o
Warrants to purchase 200,000 shares of our common stock at an exercise price of $0.60 per share expiring in December 2012 which were issued by us in connection with a private placement of our Convertible Debentures in December 2008.

o
Warrants to purchase 576,002 shares of our common stock at an exercise price of $0.25 per share expiring in December 2012 which were issued by us in connection with a private placement of our Convertible Debentures in December 2008.

o
Warrants to purchase 3,840,000 shares of our common stock at an exercise price of $0.60 per share expiring in August 2013 which were issued by us in connection with a private placement of our Convertible Debentures in August 2008.

o
Warrants to purchase 800,000 shares of our common stock at an exercise price of $0.25 per share expiring in September 2013 which were issued by us in connection with a private placement our Secured Convertible Debentures in September 2009.

o
Warrants to purchase 9,760,000 shares of our common stock at an exercise price of $0.60 per share expiring in December 2013 which were issued by us in connection with a private placement of our Convertible Debentures in December 2008.

o
Warrants to purchase 185,356 shares of our common stock at an exercise price of $0.50 per share expiring in March 2014 which were issued in connection with a private placement of common stock that was conducted in 2007.

o
Warrants to purchase 4,800,000 shares of our common stock at an exercise price of $0.25 per share expiring in September 2015 which were issued by us in connection with a private placement our Secured Convertible Debentures in September 2009.

o
Warrants to purchase 6,400,000 shares of our common stock at an exercise price of $0.25 per share expiring in December 2015 which were issued by us in connection with a Promissory Note in December 2011.

o
Warrants to purchase 5,960,000 shares of our common stock at an exercise price of $0.25 per share expiring in December 2015 which were issued by us in connection with a private placement our Convertible Debentures in December 2009.

o	Warrants to purchase 11,467,517 shares of our common stock at an exercise price of $0.25 per share expiring in March 2016 which were issued by us in connection with a Promissory Note in March 2011.

10% Convertible Notes

During 1999, the Company issued 10% Convertible Notes payable in the amount of $862,500 pursuant to a Confidential Private Placement Memorandum.  There were costs of $119,625 associated with this offering.  The net proceeds to the Company were $742,875.  The notes bear interest at ten percent annually, payable semi-annually.  The notes were convertible after maturity, which was June 30, 2004, into shares of common stock of the Company at $1.25 per share.  As of June 30, 2012, approximately $787,500 of the Convertible Notes had been repaid in cash or converted into 1,495,179 shares of common stock of the Company leaving an outstanding principal balance of $75,000.  There was $98,468 of accrued interest at June 30, 2012.

Secured Convertible Debentures

On September 30, 2009, we sold an aggregate of $1,400,000 principal amount 12% Secured Convertible Debentures (the “Debentures”) and common stock purchase warrants (the “Warrants”) to purchase an aggregate of 5,600,000 shares of our common stock exercisable at a price of $0.25 per share for four years subsequent to the closing of the transaction to four accredited investors including our Chief Executive Officer.  We received net proceeds of $1,400,000.  The Debentures, which bear interest at 12% per annum, matured on March 30, 2011.  The Debentures are convertible at any time at the option of the holder into shares of our common stock based upon a conversion rate of $0.25 per share.  On March 30, 2011, the Company repaid $200,000 of the outstanding principal amounts owed and extended $1,200,000 of the convertible notes until April 1, 2013, including $1,100,000 in convertible notes held by our Chief Executive Officer and Director, Cornelis F. Wit.  The Company also extended the expiration date of the warrants associated with the September 2009 offering.  The warrants are now exercisable until September 30, 2015 at an exercise price of $0.25 per share.

Convertible Debentures

On December 31, 2009, we sold an aggregate of $1,490,000 principal amount 12% Convertible Debentures (the “Debentures”) and common stock purchase warrants (the “Warrants”) to purchase an aggregate of 5,960,000 shares of our common stock exercisable at a price of $0.25 per share for four years subsequent to the closing of the transaction to three accredited investors including our Chief Executive Officer.  We received net proceeds of $1,490,000.  The Debentures, which bear interest at 12% per annum, matured on June 30, 2011.  The Debentures are convertible at any time at the option of the holder into shares of our common stock based upon a conversion rate of $0.25 per share.  On September 30, 2011, the Company extended all $1,490,000 of the convertible notes until October 1, 2013, including $1,440,000 in convertible notes held by our Chief Executive Officer and Director, Cornelis F. Wit.  The Company also extended the expiration date of the warrants associated with the December 2009 offering.  The warrants are now exercisable until December 31, 2015 at an exercise price of $0.25 per share.

Transfer Agent

Our transfer agent is Jersey Transfer and Trust Co., 201 Bloomfield Avenue, Box #36, Verona, New Jersey 07044. Their telephone number is 973-239-2712.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Roxanne K. Beilly, P.A., 907 SE 7th Street, Fort Lauderdale, FL 33301.

EXPERTS

Our consolidated financial statements as of December 31, 2010 and 2011, and for the years then ended, appearing in this prospectus and registration statement have been audited by Webb & Company, P.A., independent registered public accounting firm, as set forth in their report thereon appearing elsewhere in this prospectus, and are included in reliance upon this report given on the authority of such firm as experts in auditing and accounting.

INDEMNIFICATION

           Our Certificate of Incorporation and By-laws provide for the indemnification of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law.  Section 145 of the Delaware General Corporation Law permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful.  In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of any action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Our Certificate of Incorporation contains a provision which eliminates, to the fullest extent permitted by the Delaware General Corporation Law, director liability for monetary damages for breaches of the fiduciary duty of care or any other duty as a director.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

PART II

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 3.                Incorporation of Documents by Reference.

The documents listed below are incorporated by reference in the registration statement.

•           Annual Report on Form 10-K for the period ended December 31, 2011 as filed on March 22, 2012,
•           Current Report on Form 8-K as filed on March 26, 2012,
•           Quarterly Report on Form 10-Q for the period ended March 31, 2012 as filed on May 10, 2012,
•           Current Report on Form 8-K as filed on May 14, 2012,
•           Current Report on Form 8-K as filed on August 2, 2012
•           Quarterly Report on Form 10-Q for the period ended June 30, 2012 as filed on August 3, 2012, and
•           Amendment No. 1 to Quarterly Report on Form 10-Q/A for the period ended June 30, 2012 as filed on August 31, 2012.

All documents subsequently filed by the registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in the registration statement and to be part thereof from the date of filing of such documents.

Any statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement.  Any statement modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus.

We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of the prospectus has been delivered, on the written request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this prospectus, other than exhibits to such documents.  Written requests for such copies should be directed to Corporate Secretary, at 2101 W. Commercial Blvd. Suite 3500, Ft. Lauderdale, Florida  33309, telephone (954) 473-1254.

Item 4.                Description of Securities.

A description of the registrant's securities is set forth in the prospectus incorporated as a part of this registration statement.

Item 5.                Interests of Named Experts and Counsel.

Not applicable.

Item 6.                Indemnification of Directors and Officers.

Our Certificate of Incorporation and By-laws provide for the indemnification of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law.  Section 145 of the Delaware General Corporation Law permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful.  In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of any action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Our Certificate of Incorporation contains a provision which eliminates, to the fullest extent permitted by the Delaware General Corporation Law, director liability for monetary damages for breaches of the fiduciary duty of care or any other duty as a director.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 7.                Exemption From Registration Claimed.

Persons eligible to receive grants under the 2009 Plan have an existing relationship with us and will have access to comprehensive information about us to enable them to make an informed investment decision.  The recipient must express an investment intent and, in the absence of registration under the Securities Act of 1933, consent to the imprinting of a legend on the securities restricting their transferability except in compliance with applicable securities laws.

Item 8.                Exhibits.

Exhibit No.	Description
5.1	Opinion of Roxanne K. Beilly, P.A. *
10.1	OmniComm Systems Inc. 2009 Equity Incentive Plan (1)
23.1	Consent of Webb & Company, P.A. *
23.2	Consent of Roxanne K. Beilly, P.A. (included in Exhibit 5.1 hereof)

*           Filed herewith.

(1)         Incorporated by reference to the Definitive Proxy Statement on Schedule 14A as filed on June 16, 2009.

Item 9.                Undertakings.

The undersigned registrant hereby undertakes:

1.           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

i.	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

iii.
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2.           That, for the purpose of determining liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the end of the offering.

4.           That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering shall be deemed to be part of an included in the registration statement as of the date it is first used after effectiveness.  :

The undersigned registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be in the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or preceding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Ft. Lauderdale, Florida on September 28, 2012.

OmniComm Systems Inc.

By: /s/ Ronald T. Linares
Ronald T. Linares, Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Cornelis F. Wit Cornelis F. Wit	CEO, President and Director, principal executive officer	September 28, 2012

/s/ Randall G. Smith Randall G. Smith	Executive Vice President and Chief Technology Officer, Secretary and Chairman of the Board	September 28, 2012

/s/ Guus van Kesteren Guus van Kesteren	Director	September 28, 2012

/s/Matthew D. Veatch Matthew D. Veatch	Director	September 28, 2012

/s/ Dr. Jonathan Seltzer Dr. Jonathan Seltzer	Director	September 28, 2012

/s/Ronald T. Linares Ronald T. Linares	Executive Vice President and Chief Financial Officer, principal accounting and financial officer	September 28, 2012